Filed pursuant to Rule 424(b)(5)
SEC File No. 333-150368

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 25, 2008

5,750,000 Shares

Common Stock

We are offering 5,750,000 shares of our common stock.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “GMXR.” The last reported sale price of our common stock on The NASDAQ Global Select Market on October 16, 2009 was $18.44 per share.

The underwriters have an option to purchase a maximum of 862,500 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. Please read “Supplemental Risk Factors” beginning on page S-12 of this prospectus supplement and “Risk Factors” beginning on page 4 of the accompanying prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to GMX Resources Inc.
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about October     , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Concurrently with this offering of common stock, we are offering $70 million aggregate principal amount ($80.5 million aggregate principal amount if the underwriters exercise their over-allotment option in full) of our         % convertible senior notes due 2015 pursuant to a firm commitment underwritten public offering. The issuance of our common stock offered hereby is not conditional on the consummation of the convertible senior notes offering.

Credit Suisse	Jefferies & Company

Capital One Southcoast

Howard Weil Incorporated

Pritchard Capital Partners, LLC

The date of this prospectus supplement is October     , 2009.

Investment Highlights

–	Estimated proved reserves of 465 Bcfe as of December 31, 2008(1)
–	Approximately 42,300 net Haynesville/Bossier Shale acres
–	520 net potential undrilled Haynesville/Bossier Shale horizontal drilling locations based on 80-acre well spacing
–	Drilled and completed nine Haynesville/Bossier Shale horizontal wells

(1)	Based on a reserve report prepared by independent reserve engineers MHA Petroleum Consultants, Inc. as of December 31, 2008

PROSPECTUS SUPPLEMENT

ACCOMPANYING PROSPECTUS

S-i

About This Prospectus Supplement

As used in this prospectus supplement, references to “we,” “our,” “us,” “GMX,” and the “Company” are to GMX Resources Inc. and, except as the context otherwise requires, our consolidated subsidiaries, including Endeavor Pipeline Inc. (“Endeavor”) and Diamond Blue Drilling Co. (“Diamond Blue”).

This document is in two parts. The first part is this prospectus supplement, which describes our common stock offering. This first part also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about us and securities we may offer from time to time, some of which may not apply to this offering, our 5.00% convertible senior notes due 2013 or our common stock. If the information varies between this prospectus supplement and the accompanying prospectus, or any document incorporated by reference therein, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in, incorporated or deemed incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor any of the underwriters has authorized anyone to provide information different from that contained in, incorporated or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus to which it relates or the documents incorporated or deemed incorporated herein or therein is accurate as of any date other than the date of this prospectus supplement, the accompanying prospectus or such documents.

This prospectus supplement and the accompanying prospectus are not an offer to sell any security other than shares of our common stock and are not soliciting an offer to buy any security other than our common stock. This prospectus supplement and the accompanying prospectus are not an offer to sell our common stock to any person, and they are not soliciting an offer from any person to buy our common stock, in any jurisdiction where the offer or sale to that person is not permitted.

Where You Can Find More Information

Our filings with the Securities and Exchange Commission (“SEC”) are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. Also, using our website, http://www.gmxresources.com, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. You may also request a copy of those filings, excluding exhibits, at no cost by writing, calling or emailing Michael Rohleder at our principal executive office, which is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, or by telephone or email at (405) 600-0711 or mrohleder@gmxresources.com, respectively.

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), that registers the distribution of these securities. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

Forward-Looking Statements

All statements made in this prospectus supplement and the accompanying prospectus other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward-looking statements include statements regarding future plans and objectives, future exploration and development expenditures, number and location of planned wells and statements regarding the quality of our properties and potential production levels. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and natural gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this prospectus supplement and the accompanying prospectus are subject to all the risks and uncertainties that are described in this document. We may also make material acquisitions or divestitures or enter into additional financing transactions. None of these events can be predicted with certainty, and they are not taken into consideration in the forward-looking statements.

For all of these reasons, actual results may vary materially from the forward-looking statements, and we cannot assure you that the assumptions used are necessarily the most likely. We will not necessarily update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made, except as may be required by federal securities laws.

There are a number of risks that may affect our future operating results and financial condition. These are described in this prospectus supplement beginning on page S-12 and the accompanying prospectus beginning on page 4.

Prospectus Supplement Summary

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors and the financial statements included or incorporated by reference in this prospectus supplement.

Our Business

We are an independent oil and natural gas exploration and production company focused on the development of the Cotton Valley group of formations, specifically the Cotton Valley Sands layer in the Schuler formation and the Upper Bossier, Middle Bossier and Haynesville/Lower Bossier layers of the Bossier formation (the “Haynesville/Bossier Shale”), in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas (our “core area”). We have operated in our core area since 1998 and currently operate over 81% of our approximately 63,290 gross acres (46,732 net acres). At December 31, 2008, our estimated total proved oil and natural gas reserves, as prepared by our independent reserve engineering firm, MHA Petroleum Consultants, Inc., were approximately 465 billion cubic feet of natural gas equivalent. Approximately 35% of our proved reserves were classified as proved developed, while 94% of our proved reserves were classified as natural gas.

As of September 30, 2009, we had identified 768 gross (520 net) potential undrilled Haynesville/Bossier Shale horizontal well locations across our acreage, assuming 80-acre well spacing, and approximately 2,000 net potential undrilled Cotton Valley Sands drilling locations across our acreage, assuming 20-acre well spacing. We currently have 250 net producing wells, of which nine are Haynesville/Bossier Shale horizontal wells. We are currently focusing almost 100% of our 2009 capital expenditure budget on the Haynesville/Bossier Shale horizontal drilling program. For a summary of recent developments in this drilling program, please read “Recent Developments” below.

Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, and our telephone number is (405) 600-0711.

Company Strengths

Large, contiguous, high quality acreage position. We hold approximately 63,290 gross acres (46,732 net acres), of which approximately 62,160 gross acres (42,300 net acres) are located in the emerging Haynesville/Bossier Shale resource play in Harrison and Panola counties of East Texas. As of October 16, 2009, we have drilled and completed nine successful horizontal Haynesville/Bossier Shale wells with production profiles that we believe support our strategy of continued and focused development of this play on our acreage. We have identified 768 gross (520 net) potential undrilled locations based on 80-acre spacing on our Haynesville/Bossier Shale acreage position. Furthermore, 19 vertical test wells that we drilled across our properties in 2006 confirmed a consistent 350-foot layer of Haynesville/Bossier Shale to be present, which we believe has substantially reduced the risk associated with our Haynesville/Bossier acreage. The Cotton Valley Sands resource play in which we operate is a mature and well-understood play. As a result, drilling results are highly stable and predictable. We have a track record of drilling success in our core area with a 100% drilling success rate since the inception of our Company. A significant portion of our Haynesville/Bossier Shale acreage is held by production from our shallower Cotton Valley Sands, Travis Peak and Hosston wells, which gives us the ability to drill where we choose without significant risk of lease expiration.

High degree of operational control. We operate over 81% of our acreage in our core area, which permits us to better manage our operating costs and better control capital expenditures and the timing of development and exploitation activities.

Strong growth profile with significant drilling inventory. We have an inventory of 520 net potential undrilled proved and unproved Haynesville/Bossier Shale drilling locations and approximately 2,000 net potential undrilled proved and unproved Cotton Valley Sands drilling locations as of September 30, 2009. This large drilling inventory provides us with the potential to continue to exhibit significant organic reserve and production growth. For the five-year period ending December 31, 2008, we have grown our proved reserves and production at compounded annual growth rates of 64% and 80%, respectively.

Low finding and development costs. Our finding and development costs have averaged $1.38 per Mcfe over the last three calendar years. Finding and development costs are calculated by dividing the sum of total exploration and development capital costs by the sum of total additions to estimated proved reserves for the years ended December 31, 2008, 2007 and 2006. “Finding and development costs” are defined below in “Certain Technical Terms.” The Cotton Valley Sands is considered to be an unconventional natural gas resource that is pervasive throughout large areas, which explains our drilling success in this formation layer. As a result, we did not have any exploration capital costs (i.e., “finding costs”) in 2007 or 2006. However, in 2008, we had finding costs of $12.2 million related to exploration activities in the Haynesville/Bossier Shale formation layer. We seek to apply a low-cost approach to our Haynesville/Bossier Shale development.

Significant infrastructure in place. As of September 30, 2009, we had approximately 120 miles of gathering pipeline, 115 MMcf per day of takeaway capacity and 22,500 horsepower of compression. We also own salt-water disposal and other field infrastructure as well as three drilling rigs, two of which have the capacity to drill horizontal Haynesville/Bossier Shale wells. We intend to contribute our gathering and compression assets to Endeavor Gathering LLC (“Endeavor Gathering”) in early November 2009 as part of the closing of a new joint venture with Kinder Morgan Endeavor LLC (“KME”), but we have obtained commitments from Endeavor Gathering for priority rights to its takeaway capacity following this contribution. For more information on this joint venture, please see “Recent Developments—Joint Venture Relating to Gathering Assets” below. Based on our average daily production rate of 36.1 MMcfe per day for the first half of 2009 and our takeaway capacity of 115 MMcf per day as of September 30, 2009, we believe our current infrastructure has sufficient capacity to support material growth in production.

Favorable economics through access to multiple delivery points. Our existing gathering infrastructure provides us with options in determining the delivery points at which we sell our production, which allows us to take advantage of price differentials among those delivery points. Due at least in part to these options, our net realized price for natural gas volumes sold, including sales of processed liquids, and excluding the effects of hedging, was 95% of the NYMEX price for calendar year 2008.

Strategy

Our primary objective is to focus on the continued horizontal well development of our Haynesville/Bossier Shale acreage in East Texas and to selectively increase our position within our core area. Our strategy emphasizes:

•

Developing our existing Haynesville/Bossier Shale acreage—We seek to maximize the value of our existing assets by developing our properties with the lowest risk and the highest production and reserve growth potential. We intend to concentrate on developing our multi-year inventory of drilling locations in the Haynesville/Bossier Shale in order to develop our natural gas reserves in East Texas. We estimate that our approximate 42,300 net acres in the Haynesville/Bossier Shale includes as many as 520 net potential undrilled proved and unproved drilling locations based on 80-acre spacing.

•	Maintaining operational control with focus on reducing operating costs—We have consistently maintained low finding and development costs and consistently operate with one of the lower operating cost structures in the industry. Over the last three years, our finding and development costs have averaged $1.38 per Mcfe. Our per unit lease operating expenses have declined from $1.07 per Mcfe for the six months ended June 30, 2008 to $0.90 per Mcfe for the six months ended June 30, 2009. While these results relate primarily to our drilling of Cotton Valley Sands wells, we anticipate that our per unit operating costs will decrease as we continue to develop our Haynesville/Bossier Shale properties and our horizontal Haynesville/Bossier production becomes a greater percentage of our overall production.

•

Utilizing an integrated model approach in our core area—We operate a significant amount of drilling and gathering infrastructure in our core area, which allows us to better control the drilling, marketing, processing and delivery options for the sale of our natural gas and oil. Upon consummation of the Endeavor Gathering joint venture, we will continue to maintain control over the day-to-day operations of our gathering system assets through a pipeline operating agreement between our subsidiary Endeavor Pipeline Inc. and Endeavor Gathering. We plan to continue pursuing the best markets for the sale of our production and, through Endeavor Gathering, prudently expanding our infrastructure to keep pace with increasing production volumes as we develop our Haynesville/Bossier Shale acreage.

•

Actively hedging production to provide greater certainty of cash flow and earnings—We currently have hedging instruments in place for 2009 for 27.6 MMcfe per day, or approximately 77% of our daily natural gas and crude oil production as of June 30, 2009, at an average price of $7.77 per Mcfe. Excluding sold calls, for 2010 and 2011, we have hedged approximately 11.3 million MMBtu and 2.4 million MMBtu of natural gas at a weighted average price of $6.50 and $6.71 per MMbtu, respectively. We plan to continue to use hedging to mitigate commodity price risks.

•

Opportunistically acquiring acreage in our core area—We have increased our acreage position in the Haynesville/Bossier Shale from approximately 18,000 net acres at December 31, 2007, to approximately 42,300 net acres as of June 30, 2009. We continue to concentrate our efforts in areas where we can apply our technical expertise and where we have significant operational control or experience. We plan to continue to expand our Haynesville/Bossier Shale acreage position beyond our current 10-15 year drilling inventory by adding acreage with similar drilling potential and characteristics to our existing properties.

Recent Developments

Continued Successful Well Results in Haynesville/Bossier Shale. As of October 16, 2009, we had successfully drilled and completed nine wells in the Haynesville/Bossier Shale formation layer. Production results for these wells have continued to improve, with our most recent Haynesville/Bossier Shale well generating the best 30-day production results of all of our Haynesville/Bossier Shale wells drilled to date. We have continued to apply a low cost discipline as a key part of our strategy, and we have lowered our completed well costs by approximately 50% from our first Haynesville/Bossier Shale well to our current estimates. The authorization for expenditure for our next Haynesville/Bossier Shale well, the Bell 5H, is approximately $6.5 million.

Joint Venture Relating to Gathering Assets. On October 16, 2009, we entered into a Purchase Agreement with KME relating to Endeavor Gathering. Pursuant to this agreement, we will contribute our gathering, compression and certain related assets to Endeavor Gathering, and then sell a 40% interest in Endeavor Gathering to KME for $36 million. We will retain the remaining 60% interest in Endeavor Gathering, and we will also enter into agreements with Endeavor Gathering to provide us with continued access to its gathering system and that retain us as the day-to-day operator of the gathering system. Under the agreements that will govern the Endeavor Gathering joint venture, KME and we are each obligated to contribute our pro rata share of the capital required to connect new wells to the gathering system and for certain sustaining projects. We have also agreed that KME will be entitled to 80% of the cash distributions from Endeavor Gathering until its investment has been repaid, at which point the cash distributions will follow KME’s and our respective ownership interests. Finally, we have committed to utilize at least two drilling rigs in our core area for three years following the closing of the Endeavor Gathering joint venture. We expect to close the Endeavor Gathering joint venture transactions in early November 2009.

Amendments to Credit Agreements. On October 17, 2009, we entered into an amendment to our revolving bank credit facility to permit the concurrent offering of $70 million aggregate principal amount ($80.5 million aggregate principal amount if the underwriters exercise their over-allotment option in full) of our         % convertible senior notes due 2015 and to document our lenders’ consent to the Endeavor Gathering joint venture transaction, among other matters. As part of this amendment, the borrowing base under our revolving bank credit facility will be reduced to $140 million upon closing of the Endeavor Gathering joint venture. In addition, this amendment will remove the minimum tangible net worth financial covenant from the revolving bank credit facility upon issuance of the notes. Additionally, we expect to enter into an amendment to our senior secured note agreement with The Prudential Insurance Company of America (“Prudential”), pursuant to which Prudential will agree to accept repayment of its senior secured notes with a portion of the proceeds of this offering and to waive our compliance with a ten-business day notice otherwise required for prepayment of such senior secured notes.

Concurrent Transaction

Concurrently with this offering of common stock, we are offering $70 million aggregate principal amount ($80.5 million aggregate principal amount if the underwriters exercise their over-allotment option in full) of our         % convertible senior notes due 2015. The convertible senior notes will be purchased by the underwriters in that offering pursuant to a firm commitment underwritten public offering registered under the Securities Act.

The issuance of our common stock offered hereby is not conditional on the consummation of the convertible senior notes offering.

Together with the net proceeds to us from this offering of common stock, we intend to use all of the net proceeds from the convertible senior notes offering to repay a portion of the balance owed under our revolving bank credit facility, to repay all of our outstanding senior secured notes and for general corporate purposes.

The Offering

The following is a brief summary of the offering. See “Description of Capital Stock” beginning on page S-29 of this prospectus supplement and beginning on page 20 of the accompanying prospectus for a description of our common stock. Unless otherwise specified, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. As used in this section, “we,” “our,” “us,” the “Company” and “GMX” refer to GMX Resources Inc. and not to its consolidated subsidiaries.

Issuer	GMX Resources Inc., an Oklahoma corporation

Common stock offered	5,750,000 shares

Underwriters option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 862,500 shares of our common stock.

Common stock to be outstanding after the offering(1)	30,013,791 shares

Use of proceeds	We expect the net proceeds to us from this offering (assuming the sale price of the common stock is equal to the last reported sale price of our common stock on October 16, 2009, which was $18.44 per share), after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, to be approximately $100.5 million. We intend to use the net proceeds from this offering together with the net proceeds from the concurrent offering of our % convertible senior notes due 2015, to repay a portion of the outstanding indebtedness under our revolving bank credit facility, to repay all of our outstanding senior secured notes and for general corporate purposes. See “Use of Proceeds.”

Capital One, National Association, an affiliate of Capital One Southcoast, Inc., acts as administrative agent, arranger, bookrunner and lender under our revolving bank credit facility, and will receive a portion of the proceeds from this offering as a result of our repayment of the outstanding indebtedness under our revolving bank credit facility.

The NASDAQ Global Select Market symbol	GMXR

Concurrent Convertible Notes Offering	Concurrently with this offering of common stock, we are offering $70 million aggregate principal amount (or $80.5 million, if the underwriters exercise their over-allotment option in full) of our % convertible senior notes due 2015 in an underwritten public offering (the “convertible notes offering”). The issuance of common stock offered hereby is not conditional on the consummation of the convertible notes offering. See “The Convertible Notes Offering.”

Risk Factors	You should carefully consider the information set forth in the section of this prospectus supplement titled “Supplemental Risk Factors” and the section of the accompanying prospectus titled “Risk Factors” as well as the other information included in or incorporated by reference in this prospectus before deciding whether to invest in our common stock.

(1)	Except as otherwise indicated herein, the information above and elsewhere in this prospectus supplement regarding outstanding shares of our common stock is based on 24,263,791 shares of common stock outstanding as of October 16, 2009, including 3,140,000 shares of common stock under a share loan that will be returned to us upon conversion of our outstanding 5.00% convertible senior notes due 2013, but excludes the following shares of common stock:

•	576,800 shares of common stock issuable upon the exercise of stock options outstanding as of October 16, 2009, with a weighted average exercise price of $30.16 per share;

•	582,129 shares of unvested restricted stock issued to directors, officers, employees and consultants;

•	24,000 shares of common stock reserved for future awards under our Amended and Restated Stock Option Plan; and

•	136,166 shares of common stock reserved for future awards under our 2008 Long-Term Incentive Plan.

Summary Consolidated Financial Data

(In thousands, except per share amounts)

The following table presents a summary of our financial information for the periods indicated. It should be read in conjunction with our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference in this prospectus supplement. The summary financial information as of and for the six months ended June 30, 2008 and 2009, is unaudited and, in the opinion of management, reflects all adjustments that are necessary for a fair statement of the financial position and the results of operations of the interim periods presented. The results for the six months ended June 30, 2009, are not necessarily indicative of the results to be expected for the full year for a number of reasons, including fluctuating oil and natural gas prices. The summary financial information as of and for the year ended December 31, 2008, and the six months ended June 30, 2008, reflects adjustments as a result of our adoption of the Financial Accounting Standards Board’s Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion,” which changed the accounting treatment of our convertible senior notes that may be fully or partially settled in cash upon conversion. See Note B to our consolidated financial statements from our Form 10-Q for the quarter ended June 30, 2009, incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008 (As Adjusted)	2008 (As Adjusted)	2009
Statement of Operations Data:
OIL AND NATURAL GAS SALES	$31,882	$67,883	$125,736	$65,239	$45,663
EXPENSES:
Lease operations	4,479	8,982	15,101	6,540	5,872
Production and severance taxes(1)	465	2,746	5,306	3,058	(1,353)
Depreciation, depletion and amortization	8,046	18,681	31,744	14,456	16,553
Impairment and other writedowns	—	—	151,629	—	186,517
General and administrative	5,829	8,717	16,899	7,366	9,769

Total expenses	18,819	39,126	220,679	31,420	217,358

Income (loss) from operations	13,063	28,757	(94,943)	33,819	(171,695)
NON-OPERATING INCOME (EXPENSES):
Interest expense	(824)	(4,088)	(13,617)	(7,133)	(7,850)
Interest and other income	151	226	285	46	33
Unrealized loss on derivatives	—	—	(354)	—	(1,371)

Total non-operating expense	(673)	(3,862)	(13,686)	(7,087)	(9,188)
Income (loss) before income taxes	12,390	24,895	(108,629)	26,732	(180,883)
PROVISION (BENEFIT) FOR INCOME TAXES	3,415	8,010	(25,666)	8,426	(48,285)

NET INCOME (LOSS)	8,975	16,885	(82,963)	18,306	(132,598)
Preferred stock dividends	1,799	4,625	4,625	2,313	2,313

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$7,176	$12,260	$(87,588)	$15,993	$(134,911)

Earnings (loss) per share—Basic	$0.65	$0.94	$(6.16)	$1.20	$(8.06)

Earnings (loss) per share—Diluted	$0.64	$0.93	$(5.74)	$1.14	$(8.03)

Weighted average common shares—Basic	11,120,204	13,075,560	14,216,466	13,290,504	16,746,112
Weighted average common shares—Diluted	11,283,265	13,208,746	15,255,239	14,037,223	16,791,133
Statement of Cash Flows Data:
Cash provided by operating activities	$38,333	$52,445	$87,811	$39,553	$20,578
Cash used in investing activities	(130,573)	(194,998)	(322,934)	(120,908)	(112,390)
Cash provided by financing activities	94,807	143,500	235,932	88,310	90,166

	As of December 31,			As of June 30,
	2006	2007	2008 (As Adjusted)	2008 (As Adjusted)	2009
Balance Sheet Data:
Oil and natural gas properties, net	$157,300	$320,955	$433,114	$420,226	$334,432
Total assets	210,322	395,340	573,671	535,728	529,963
Long-term debt, including current portion	41,820	125,734	224,342	206,793	255,789
Shareholders’ equity	131,481	208,926	285,417	210,792	218,828

(1)	Production and severance taxes in 2006, 2007 and 2008 reflect severance tax refunds of $1.4 million, $518,000 and $1.2 million, respectively, received or accrued during the year.

Summary Operating and Reserves Data

The following table presents an unaudited summary of certain operating and oil and natural gas reserves data for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
Production:
Oil (MBbls)	69	127	190	98	63
Natural gas (MMcf)	3,915	7,974	11,777	5,529	6,155
Natural gas equivalent (MMcfe)	4,327	8,735	12,918	6,119	6,533
Average daily (MMcfe per day)	11.9	23.9	35.3	33.6	36.1

Average Sales Price:
Oil (per Bbl)
Wellhead price	$63.22	$71.08	$99.16	$108.79	$45.50
Effect of hedges	—	(1.97)	(10.19)	(10.32)	22.99

Total	$63.22	$69.11	$88.97	$98.47	$68.49

Natural gas (per Mcf)
Wellhead price	$6.79	$7.00	$9.50	$10.71	$3.73
Effect of hedges	0.24	0.41	(0.26)	(0.67)	2.99

Total	$7.03	$7.41	$9.24	$10.04	$6.72

Average sales price (per Mcfe)	$7.37	$7.77	$9.73	$10.66	$6.99

Operating and Overhead Costs (per Mcfe):
Lease operating expenses	$1.04	$1.03	$1.17	$1.07	$0.90
Production and severance taxes	0.11	0.31	0.41	0.50	(0.21)
General and administrative	1.35	1.00	1.31	1.20	1.50

Total	$2.50	$2.34	$2.89	$2.77	$2.19

Cash Operating Margin (per Mcfe)	$4.87	$5.43	$6.84	$7.89	$4.80
Other (per Mcfe):
Depreciation, depletion and amortization—oil and natural gas properties	$1.59	$1.88	$2.08	$2.02	$1.95

	As of December 31,
	2006	2007	2008
Estimated Proved Reserves:
Natural gas (Bcf)	236.9	406.3	435.3
Oil (MMbls)	2.7	4.7	5.0
Total (Bcfe)	253.0	434.5	465.3
Estimated Future Net Revenues ($MM)(1)(2)	$519.5	$1,896.3	$1,012.3
Present Value ($MM)(1)(2)	$173.3	$592.8	$280.7
Standardized measure of discounted future net cash flows ($MM)(3)	$134.4	$427.7	$228.8

(1)	See “Certain Technical Terms.”
(2)	The prices used in calculating Estimated Future Net Revenues and Present Value are determined using prices as of the date of the applicable reserve estimate. Estimated Future Net Revenues and the Present Value give no effect to federal or state income taxes attributable to estimated future net revenues.
(3)	The standardized measure of discounted future net cash flows gives effect to federal and state income taxes attributable to estimated future net revenues.

Supplemental Risk Factors

An investment in our common stock involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in our common stock. If any of the following risks develops into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to GMX

Our future performance depends upon our ability to obtain capital to find or acquire additional oil and natural gas reserves that are economically recoverable.

Unless we successfully replace the reserves that we produce, our reserves will decline, eventually resulting in a decrease in oil and natural gas production and lower revenues and cash flows from operations. The business of exploring for, developing and acquiring reserves requires substantial capital expenditures. Our ability to make the necessary capital investment to maintain or expand our oil and natural gas reserves is limited by our relatively small size. In addition, approximately 65% of our total estimated proved reserves at December 31, 2008 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Further, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reserves will be encountered. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

We have historically relied upon draws on our revolving bank credit facility to help fund our capital expenditures. The amounts we may borrow under our revolving bank credit facility are subject to a borrowing base calculation that depends on the value that our bank lenders place on our oil and natural gas properties, which in turn depends on prevailing commodity prices. Lower commodity prices may result in a reduction of our borrowing base. The most recent redetermination by our bank lenders resulted in a reduction of the borrowing base from $190 million to $175 million, and our borrowing base will be reduced to $140 million upon consummation of the Endeavor Gathering joint venture. The next redetermination of our borrowing base by our bank lenders is expected to occur on or before October 31, 2009. Future redeterminations of the borrowing base are expected to occur on or before April 30 and October 31 of each year. Future reductions in our borrowing base may occur for several reasons, including if we do not successfully grow our reserves or if commodity prices further weaken. Our ability to reborrow under our revolving bank credit facility to fund our capital expenditures will be constrained by any reductions in the borrowing base, which could adversely affect our ability to operate our business.

Our revolving bank credit facility contains certain covenants that may inhibit our ability to make certain investments, incur additional indebtedness and engage in certain other transactions, which could adversely affect our ability to meet our future goals. If our revolving bank credit facility were to be accelerated, we may not have sufficient liquidity to repay our indebtedness in full.

Our revolving bank credit facility includes certain covenants that, among other things, restrict:

•	our investments, loans and advances and the paying of dividends on common stock and other restricted payments;

•	our incurrence of additional indebtedness;

•	the granting of liens, other than liens created pursuant to the revolving bank credit facility and certain permitted liens;

•	mergers, consolidations and sales of all or a substantial part of our business or properties; and

•	the hedging, forward sale or swap of our production of crude oil or natural gas or other commodities.

Our revolving bank credit facility requires us to maintain certain financial ratios, including leverage ratios such as the adjusted Present Value (see “Certain Technical Terms”) to total debt, total debt to earnings before interest, taxes, depreciation, depletion and amortization expenses (“EBITDA”), and EBITDA to interest ratios. As of August 31, 2009 and September 30, 2009, we notified the lenders under our revolving bank credit facility that we were not in compliance with the covenant to maintain a ratio of total debt to EBITDA of not greater than 4 to 1. We have received waivers for the failure to comply with this total debt to EBITDA financial covenant. We have had similar financial covenant failures under our senior secured note agreement, the indebtedness under which will be repaid with a portion of the proceeds of this offering.

All of these restrictive covenants may restrict our ability to expend or pursue our business strategies. Our ability to comply with these and other provisions of our revolving bank credit facility may be impacted by lower commodity prices, changes in economic or business conditions, results of operations or events beyond our control. The breach of any of these covenants could result in a default under our revolving bank credit facility, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under our revolving bank credit facility, together with accrued interest, to be due and payable. If we were unable to repay such borrowings or interest, our lenders could proceed against their collateral. The amounts we can borrow under our revolving bank credit facility are subject to a borrowing base calculation that depends on the value that our banks place on our oil and natural gas properties, which in turn depends on prevailing commodity prices. Lower commodity prices may result in a reduction of our borrowing base. If the indebtedness under our revolving bank credit facility were to be accelerated, our convertible senior notes would also be accelerated and we may not have sufficient liquidity to repay our indebtedness in full.

A majority of our production, revenue and cash flow from operating activities is derived from assets that are concentrated in a geographic area.

Approximately 99% of our estimated proved reserves at December 31, 2008 and a similar percentage of our production during 2008 were associated with our East Texas wells. Accordingly, if the level of production from these properties substantially declines, it could have a material adverse effect on our overall production level and our revenue. Approximately 98% of our estimated proved reserves relate to wells in the Cotton Valley Sands and shallower layers as of December 31, 2008. We plan to devote a smaller portion of our capital expenditure budget to the Cotton Valley Sands formation layer in favor of wells to develop the Haynesville/Bossier Shale formation layer. This may affect the production, revenue and cash flow we derive from further development of the Cotton Valley Sands formation layer.

We embarked on a new exploration and development program in the Haynesville/Bossier Shale in 2008, and it is difficult to predict drilling success rates.

Since the third quarter of 2008, we have directed a substantial majority of our development focus to the drilling of horizontal wells in the Haynesville/Bossier Shale formation layer in our core area. These activities represent a change from our historic focus of drilling vertical developmental wells in the Cotton Valley Sands formation layer. Part of our drilling strategy to maximize recoveries from the Haynesville/Bossier Shale formation layer involves the drilling of horizontal wells using completion techniques that have proven to be successful in other formation layers. Our experience with horizontal drilling in the Haynesville/Bossier Shale formation layer to date is still limited, with a total of nine Haynesville/Bossier Shale horizontal wells drilled and completed. Furthermore, while the wells drilled in the Haynesville/Bossier Shale formation layer to date have reported very high initial production rates, our production history in this area is still limited, and we are less able to use past drilling results in this area to help predict our future drilling results. We may not encounter the same drilling results in future Haynesville/Bossier Shale wells, in which event our results of operations or financial condition may be adversely affected.

The loss of our Chief Executive Officer or other key personnel could adversely affect us.

We depend to a large extent on the efforts and continued employment of Ken L. Kenworthy, Jr., our Chief Executive Officer. The loss of his services could adversely affect our business. In addition, if Mr. Kenworthy resigns or we terminate him as our Chief Executive Officer, we would be in default under our revolving bank credit facility, and we would also be required to offer to repurchase all of our outstanding Series B Preferred Stock. If Mr. Kenworthy dies or becomes disabled, we would be required to offer to repurchase all of our outstanding Series B Preferred Stock, and, unless we appoint a successor acceptable to our lenders within four months of Mr. Kenworthy’s death or disability, we would also be in default under our revolving bank credit facility.

Certain of our Cotton Valley Sands wells produce oil and natural gas at a relatively slow rate.

We expect that our existing Cotton Valley Sands wells and certain other wells that we plan to drill on our existing properties will produce the oil and natural gas constituting the reserves associated with those wells over a period of between 10 and 50 years. Because of the relatively slow rates of production of our wells, our reserves will be affected by long term changes in oil or natural gas prices or both, and we will be limited in our ability to anticipate any price declines by increasing rates of production. We may hedge our reserve position by selling oil and natural gas forward for limited periods of time, but we do not anticipate that, in declining markets, the price of any such forward sales will be attractive.

Delays in development or production curtailment affecting our material properties may adversely affect our financial position and results of operations.

The size of our operations and our capital expenditure budget limits the number of wells that we can develop in any given year. In response to the global financial and economic crisis that began in the latter part of 2008 and a decline in natural gas and oil prices, we reduced our capital expenditure budget for 2009. This reduction will decrease the number of wells that we develop. Complications in the development of any single material well may result in a material adverse affect on our financial condition and results of operations. If we were to experience operational problems resulting in the curtailment of production in a material number of our wells, our total production levels would be adversely affected, which would have a material adverse affect on our financial condition and results of operations.

We have entered into long-term rig contracts, which will require a significant portion of our budgeted capital expenditures over their terms.

In 2008, we entered into agreements with Helmerich & Payne for four new FlexRigs™ for three-year terms each, all of which are to be delivered during 2009 and 2010. We will be obligated to pay $123.7 million over the remaining terms of these agreements. This represents a significant portion of our future capital expenditures budget. The presence of this commitment will limit our ability to deploy our capital to other projects. Additionally, the term of these commitments restricts our flexibility to adjust the scale of our drilling efforts based on prevailing commodity prices and other industry conditions, meaning that we will continue to be obligated to pay for these rigs even if market conditions do not render their use economical for us. As such, this long-term commitment could have an adverse effect on our financial condition and results of operations.

Increased drilling in the Haynesville/Bossier Shale formation layer in and around our core area may cause pipeline capacity problems that may limit our ability to sell natural gas.

If the Haynesville/Bossier Shale continues to be successful, the amount of gas being produced in and around our core area from these new wells, as well as other existing wells, may exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available. If this occurs, it will be necessary for new pipelines and gathering systems to be built. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than we currently project, which would adversely affect our results of operations.

Hedging our production may result in losses or limit potential gains.

We enter into hedging arrangements to limit our risk to decreases in commodity prices and as required under our senior secured note agreement. Hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

•	production is substantially less than expected;

•	the counterparty to the hedging contract defaults on its contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas. If we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and natural gas prices than our competitors, who may or may not engage in hedging arrangements.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business and stock price.

We have evaluated our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We have performed the system and process evaluation and testing required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have not identified control deficiencies under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. The report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

The continuation of the global economic crisis could adversely impact our business and financial condition.

In 2008, general worldwide economic conditions deteriorated sharply due to the subprime lending crisis, general credit market crisis, collateral effects on the financial and banking industries, decreased consumer confidence, reduced corporate profits and capital spending, and liquidity concerns. These conditions could limit our access to capital and additionally make it difficult for us to accurately forecast and plan future business activities. These conditions also could impact the ability of third parties that purchase natural gas and oil production from us to fulfill their payment obligations to us on a timely basis. The economic situation could also cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations or seek bankruptcy protection. We cannot predict the timing or duration of the global economic crisis or the timing or strength of a subsequent economic recovery. If the economy experiences continued weakness at current levels or deteriorates further, our business, financial condition and results of operations could be materially and adversely affected. Additionally, continued weakness in the global economy could result in reduced demand, and consequently lower prices, for oil and natural gas, which would adversely affect our revenues, operating cash flow and ability to obtain capital.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have an adverse effect on the market price of our common stock.

In making an investment decision, you should not rely on any estimated potential reserve information included in any reports filed by us with the SEC, or in any other press releases or presentations made by us, as the disclosure of this information in any document publicly filed with the SEC is not permitted under its current rules, and this information is highly speculative.

SEC rules currently provide that estimates of oil and gas reserves other than proved reserves and any estimated values of such reserves shall not be disclosed in any document publicly filed with the SEC, unless such information is required to be disclosed in the document by foreign or state law. We have previously included in certain press releases and presentations information relating to estimated potential reserves. Certain of our reports filed with the SEC contained this information in exhibits included with these reports. Investors should not use or rely on this information, whether deemed furnished or filed, in making an investment decision. Any estimate of potential reserves is highly speculative and not subject to the same disclosure standards as the basis for estimating proved reserves. Similarly, estimated potential reserves may include probable and possible reserves. As defined under new SEC rules, probable reserves mean reserves that are less certain to be recovered than proved reserves but that, in sum with proved reserves, are as likely as not to be recovered, and possible reserves include additional reserves that are less certain to be recovered than probable reserves (but with at least a 10% probability that actual quantities recovered will equal or exceed the sum of proved, probable and possible estimates when probabilistic methods are used). While the inclusion of estimated probable and possible reserves in public filings with the SEC will be permitted in the future under new SEC rules, this disclosure is currently not permitted. Investors should also not rely on any such reserve information included in other press releases or presentations made by us, as this information is not incorporated by reference into this prospectus and is highly speculative.

The Endeavor Gathering joint venture could have an adverse effect on our reserves and estimated future cash flows.

On October 16, 2009, we entered into a Purchase Agreement with KME relating to Endeavor Gathering. Pursuant to this agreement, we will contribute our gathering, compression, and certain related assets to Endeavor

Gathering, and then sell a 40% interest in Endeavor Gathering to KME for $36 million. As a result of this transaction, we will incur additional gathering and compression expenses that we have not had historically. These additional expenses could reduce the economic lives of our current and future operated wells. Our reserves and estimated future cash flows could be reduced as a result of the potential reduction in the economic lives of our operated wells.

Risks Related to the Oil and Natural Gas Industry

Oil and natural gas prices have a material impact on us.

Lower oil and natural gas prices would adversely affect our financial position, financial results, cash flows, access to capital and ability to grow. Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and natural gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow under our revolving bank credit facility is subject to periodic redeterminations based on the valuation by our banks of our oil and natural gas reserves, which will depend on oil and natural gas prices used by our banks at the time of determination. In addition, we may have full-cost ceiling test write-downs in the future if prices fall.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil and natural gas producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and natural gas prices do not necessarily move in tandem. Because approximately 94% of our reserves at December 31, 2008 are natural gas reserves, we are more affected by movements in natural gas prices.

Estimates of proved natural gas and oil reserves and present value of proved reserves are not precise.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The reserve data included in this prospectus supplement represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

Quantities of proved reserves are estimated based on economic conditions, including oil and natural gas prices in existence at the date of assessment. A reduction in oil and natural gas prices not only would reduce the value of any proved reserves, but also might reduce the amount of oil and natural gas that could be economically produced, thereby reducing the quantity of reserves. Our proved reserves are estimated using assumptions of decline rates based on historic experience. Due to the limited production history we have in our core area, our initial assumptions of decline rates are subject to modification as we gain more experience in operating our wells. In 2007 and 2008, we experienced shortfalls in actual production for new wells compared to production estimates used in our 2006 reserve report. Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, results of future development, operating and development costs, and other factors. Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

At December 31, 2008, approximately 65% of our estimated proved reserves (by volume) were undeveloped. Estimates of proved undeveloped reserves are less certain than estimates of proved developed reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, actual capital expenditures will likely vary from estimated capital expenditures, development may not occur as scheduled and actual results may not be as estimated.

Competition in the oil and natural gas industry is intense, and we are smaller than many of our competitors.

We compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

We may encounter difficulty in obtaining equipment and services.

Higher oil and natural gas prices and increased oil and natural gas drilling activity generally stimulate increased demand and result in increased prices and unavailability for drilling rigs, crews, associated supplies, equipment and services. While we have recently been successful in acquiring or contracting for services, we could experience difficulty obtaining drilling rigs, crews, associated supplies, equipment and services in the future. These shortages could also result in increased costs or delays in timing of anticipated development or cause interests in oil and natural gas leases to lapse. We cannot be certain that we will be able to implement our drilling plans or do so at costs that will be as estimated or acceptable to us.

Due to the recent increase of drilling Haynesville/Bossier Shale wells in and around our core area, demand for higher pressure downhole pipe and other equipment necessary for drilling these wells has been very high. If we are unable to obtain this equipment in a timely manner, the implementation of our Haynesville/Bossier Shale drilling plans could be delayed.

We may incur write-downs of the net book value of our oil and natural gas properties that would adversely affect our shareholders’ equity and earnings.

The full cost method of accounting, which we follow, requires that we periodically compare the net book value of our oil and natural gas properties, less related deferred income taxes, to a calculated “ceiling.” The ceiling is the estimated after-tax present value of the future net revenues from proved reserves using a 10% annual discount rate and using constant prices and costs. Any excess of net book value of oil and natural gas properties is written off as an expense and may not be reversed in subsequent periods even though higher oil and natural gas prices may have increased the ceiling in these future periods. A write-off constitutes a charge to earnings and reduces shareholders’ equity, but does not impact our cash flows from operating activities. On December 31, 2008, we recorded an impairment charge of $151.6 million on our oil and natural gas properties due to a ceiling test write-down based on a natural gas price of $5.71 per MMbtu and a crude oil price of $44.60 per barrel at December 31, 2008. On March 31, 2009, we recorded an additional impairment charge of $183.7 million on our oil and natural gas properties due to a ceiling test write-down based on a natural gas price of $3.63 per MMbtu and a crude oil price of $49.64 per barrel at March 31, 2009. If commodity prices continue to remain low, we may be subject to additional ceiling test write-downs. Future write-offs may occur that would have a material adverse effect on our net income in the period taken, but would not affect our cash flows. Even though such write-offs do not affect cash flow, they could have an adverse effect on the price of our publicly traded securities.

Operational risks in our business are numerous and could materially impact us.

Our operations involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed or canceled as a result of numerous factors, including:

•	the presence of unanticipated pressure or irregularities in formations;

•	accidents;

•	title problems;

•	weather conditions;

•	compliance with governmental requirements;

•	shortages or delays in the delivery of equipment;

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties; and

•	other losses resulting in suspension of our operations.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above with a general liability and commercial umbrella policy. We do not maintain insurance for damages arising out of exposure to radioactive material. Even in the case of risks against which we are insured, our policies are subject to limitations and exceptions that could cause us to be unprotected against some or all of the risk. The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations.

Governmental regulations could adversely affect our business.

Our business is subject to certain federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These laws and regulations have increased the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

Environmental liabilities could adversely affect our business.

In the event of a release of oil, natural gas or other pollutants from our operations into the environment, we could incur liability for any and all consequences of such release, including personal injuries, property damage, cleanup costs and governmental fines. We could potentially discharge these materials into the environment in several ways, including:

•	from a well or drilling equipment at a drill site;

•	leakage from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and natural gas wells resulting from accidents during normal operations; and

•	blowouts, cratering and explosions.

In addition, because we may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination that we have not yet discovered relating to the acquired properties or any of our other properties.

To the extent we incur any environmental liabilities, it could adversely affect our results of operations or financial condition.

Climate change legislation, regulation and litigation could materially adversely affect us.

Many countries, including the United States, have begun considering or implementing legal measures to reduce emissions of “greenhouse gases” (or “GHGs”), in part due to studies suggesting that GHGs may be contributing to the warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of GHGs. In September 2009, the U.S. Environmental Protection Agency (or “EPA”) promulgated a rule requiring certain sources of GHG emissions, including oil and natural gas exploration companies and certain purchasers of natural gas, to monitor and report their GHG emissions to the EPA. In addition, in response to the 2007 U.S. Supreme Court ruling in Massachusetts v. EPA that the EPA has authority to regulate carbon dioxide emissions under the Clean Air Act, the EPA has issued or is considering several proposals that, if finalized, would result in regulation of GHG emissions from a variety of sources. For example, the EPA has issued proposals that could result in a requirement to install best available control technology for GHG emissions when certain stationary sources are built or significantly modified. The U.S. Congress is also actively considering legislation to reduce emissions of GHGs, and certain governmental bodies, including at least one state, have or are considering imposing a fee to be paid by certain emitters of GHGs. Further, a U.S. federal appellate court recently reinstated a lawsuit against five U.S. electric utility companies alleging that those companies have created a public nuisance due to their emissions of carbon dioxide.

Passage of legislation or regulations that regulate or restrict emissions of GHGs, or GHG-related litigation instituted against us or our customers, could result in direct costs to us and could also result in changes to the consumption and demand for natural gas and carbon dioxide produced from our oil and natural gas properties, any of which could have a material adverse effect on our business, financial position, results of operations and prospects.

Horizontal drilling activities could be subject to increased regulation and could expose us to environmental risks that could adversely affect us.

Legislation relating to horizontal drilling activities that could impose new permitting, disclosure or other environmental restrictions or obligations on our operations is currently being considered at the federal level, and may in the future be considered at the state or local level. Any additional requirements or restrictions on our operations could result in delays, increased operating costs or a requirement to change or eliminate certain drilling and injection activities in a manner that may materially adversely affect us. In addition, because horizontal drilling involves the injection of water, sand and chemicals under pressure into rock formations to stimulate natural gas production, it is also possible that our drilling and injection operations could adversely affect the environment, which could result in a requirement to perform investigations or clean-ups or in the incurrence of other unexpected material costs or liabilities.

Risks Related to Our Common Stock

Shares eligible for future sale may depress our stock price.

As of October 16, 2009, we had 24,845,920 shares of common stock outstanding, of which 2,122,665 shares were held by affiliates (including 582,129 shares of unvested restricted stock; in addition, 576,800 shares of common stock were subject to outstanding options granted under our stock option plan, of which 331,775 shares were vested). All of the shares of common stock held by our affiliates are restricted or control securities eligible for resale under Rule 144 promulgated under the Securities Act. The shares of our common stock issuable upon exercise of the stock options have been registered under the Securities Act. In addition, we have registered for public offering up to 3,846,150 shares of our common stock that may be borrowed under the share lending agreement entered into in February 2008 concurrently with the pricing of our 5.00% convertible senior notes due 2013. Shares that we lend under the share lending agreement may be returned to us by the share borrower and reborrowed during the term of the share lending agreement. At October 16, 2009, our outstanding shares included 3,140,000 shares of common stock loaned under this agreement. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

The price of our common stock has been volatile and could continue to fluctuate substantially.

Our common stock is traded on The NASDAQ Global Select Market. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

•	fluctuations in commodity prices;

•	variations in results of operations;

•	legislative or regulatory changes;

•	general trends in the industry;

•	market conditions; and

•	analysts’ estimates and other events in the natural gas and crude oil industry.

Future issuance of additional shares of our common stock could cause dilution of ownership interests and adversely affect our stock price.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our shareholders. We are currently authorized to issue 50,000,000 shares of common stock on such terms as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our preferred stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock. We currently have outstanding 5.00% convertible senior notes due 2013 that have a net share settlement feature that allows us to pay the excess of the conversion value in either cash or common stock if the common stock obtains a certain price. Our current stock price is currently below the exercise price of the convertible senior notes and therefore such notes are not convertible at this time.

The issuance of our common stock pursuant to a share lending agreement, including sales of the shares that we lend, and other market activity related to the share lending agreement may lower the market price of our common stock.

In connection with our offering of 5.00% convertible senior notes due 2013 in February 2008, we entered into a share lending agreement with an affiliate (the “share borrower”) of Jefferies & Company, Inc., one of the initial purchasers of the 5.00% convertible senior notes due 2013. We agreed to lend up to 3,846,150 shares of our common stock to the share borrower, of which 2,140,000 shares of our common stock were sold in February 2008 in a fixed price offering and up to 1,706,150 additional shares of our common stock may be sold in an at-the-market offering following the fixed price offering, both offerings registered under the Securities Act. A total of 3,140,000 shares are currently loaned to the share borrower. To the extent we lend any additional shares to the share borrower, the share borrower will sell those additional shares to the public in an offering registered under the Securities Act.

Jefferies & Company, Inc. informed us that it, or its affiliates, used the short position created by the sale of our common stock in the fixed price offering to facilitate transactions by which investors in the 5.00% convertible senior notes due 2013 may hedge their investment in the 5.00% convertible senior notes due 2013 through privately negotiated derivative transactions (the “share loan hedges”). The share loan hedges are expected to unwind during an applicable observation period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013 and to terminate on the last trading day of such observation period.

The increase in the number of outstanding shares of our common stock issued pursuant to the share lending agreement and sales of the borrowed shares could have a negative effect on the market price of our common stock. The market price of our common stock also could be negatively affected by other short sales of our common stock by purchasers of our 5.00% convertible senior notes due 2013 to hedge their investment in the 5.00% convertible senior notes due 2013 from time to time. During any period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013, the share borrower, or its affiliates, and its counterparties to share loan hedges may engage in sales and purchases of our common stock in connection with the unwinding of the share loan hedges. In addition, during the term of the share loan hedges the counterparties thereto may engage in purchases or sales of shares of our common stock in connection with the hedging of their investment in our 5.00% convertible senior notes due 2013. We cannot predict with certainty the effect, if any, that these future sales and purchases of our common stock will have on the market price of our common stock. However, sales of our common stock during such periods, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our existing preferred stock has greater rights than our common stock, and we may issue additional preferred stock in the future.

We have one series of preferred stock outstanding. Although we have no current plans, arrangements, understandings or agreements to issue any additional preferred stock, our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Our existing preferred stock and any future preferred stock may also rank ahead of our common stock in terms of dividends and liquidation rights. If we issue additional preferred stock, it may adversely affect the market price of our common stock. In addition, the issuance of convertible preferred stock may encourage short selling by market participants because the conversion of convertible preferred stock could depress the price of our common stock. See “Description of Capital Stock.”

Our common stock is an unsecured equity interest in our company.

As an equity interest, our common stock is not secured by any of our assets. Therefore, in the event we are liquidated, the holders of our common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of our common stock.

Anti-takeover provisions in our organizational documents, debt instruments and Oklahoma law could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our certificate of incorporation, bylaws and Oklahoma law may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	a shareholder rights plan;

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	prohibiting shareholders from amending our bylaws.

In addition, a change in control is an event of default under our revolving bank credit facility, and a change in control also requires us to offer to purchase our Series B Preferred Stock and our convertible senior notes.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We have not paid dividends and do not anticipate paying any dividends on our common stock in the foreseeable future.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends on our common stock will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and other factors. The declaration and payment of any future dividends on our common stock is currently prohibited by our revolving bank credit facility and senior secured note agreement and may be similarly restricted in the future.

Use of Proceeds

We expect the net proceeds to us from this offering (assuming the sale price of the common stock is equal to the last reported sale price of our common stock on October 16, 2009, which was $18.44 per share), after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, to be approximately $100.5 million ($115.6 million if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent offering of $70 million aggregate principal amount ($80.5 million aggregate principal amount if the underwriters exercise their over-allotment option in full) of our     % convertible senior notes due 2015, to repay a portion of the outstanding indebtedness under our revolving bank credit facility, to repay all of our outstanding senior secured notes and for general corporate purposes. At October 16, 2009, there were $30 million of senior secured notes outstanding at an interest rate of 7.58% and outstanding borrowings of $124 million under our revolving bank credit facility at a weighted average interest rate of 4.25%, leaving an unused borrowing amount under our revolving bank credit facility of $51 million. Our revolving bank credit facility matures in July 2011 and our senior secured notes mature in July 2012.

Capital One, National Association, an affiliate of Capital One Southcoast, Inc., acts as administrative agent, arranger, bookrunner and lender under our revolving bank credit facility, and will receive a portion of the proceeds from this offering as a result of our repayment of the outstanding indebtedness under our revolving bank credit facility.

Capitalization

The following table sets forth our capitalization (1) as of June 30, 2009, (2) as adjusted after giving effect to the sale of our common stock in this offering (assuming an offering price of $18.44 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on October 16, 2009) and the sale of $70 million aggregate principal amount of our         % convertible senior notes due 2015 in a concurrent offering, after deducting commissions and after deducting total estimated offering expenses of $500,000 for both offerings, and after giving effect to the application of the net proceeds thereof as described under “Use of Proceeds,” and (3) pro forma as adjusted to reflect the Endeavor Gathering joint venture and the application of the resulting $36 million in proceeds.

This table should be read in conjunction with our financial statements, which are incorporated by reference in this prospectus.

	As of June 30, 2009 (in thousands)
	Actual	As Adjusted		Pro Forma As Adjusted(1)
Cash and cash equivalents	$5,070		$27,323		$63,323

Current portion of long-term debt	$58		$58		$58

Long-term debt:
Revolving bank credit facility (2)	110,000		—		—
Senior secured notes (3)	30,000		—		—
5.00% convertible senior notes due 2013	114,302		114,302		114,302
% convertible senior notes due 2015	—
Other	1,429		1,429		1,429

Total debt	$255,789	$		$

Shareholders’ equity:
Preferred Stock, par value $0.001 per share, 10,000,000 shares authorized
Series A Junior Participating Preferred Stock, 25,000 shares authorized, none issued and outstanding	—		—		—
9.25% Series B Cumulative Preferred Stock, 3,000,000 shares authorized and 2,000,000 shares outstanding (aggregate liquidation preference: $50,000,000)	2		2		2
Common Stock, par value $0.001 per share, 50,000,000 shares authorized, 24,561,558 issued and outstanding, 30,311,558 issued and outstanding as adjusted, and 30,311,558 issued and outstanding pro forma as adjusted (4)	25		30		30
Additional paid-in capital	396,061		496,534		496,534
Retained earnings (deficit)	(192,814)		(195,863)		(195,863)
Other comprehensive income	15,554		15,554		15,554

Total shareholders’ equity	$218,828		$316,257		$316,257

Total capitalization	$474,617	$		$

(1)	The closing of the Endeavor Gathering joint venture is expected to occur on or around early November 2009. While we expect the Endeavor Gathering joint venture to close, it is subject to certain customary closing conditions, the non-occurrence of which could cause the Endeavor Gathering joint venture to not close. The closing of the Endeavor Gathering joint venture is not a condition precedent to the delivery of the shares offered hereby.
(2)	As of October 16, 2009, we had $124 million outstanding under our revolving bank credit facility, which has a borrowing base of $175 million, which will be reduced to $140 million upon consummation of the Endeavor Gathering joint venture.
(3)	The total amount that we expect to repay under the senior secured notes includes a make-whole payment of $4,620,000 and $556,000 in accrued and unpaid interest.
(4)	Includes 3,140,000 shares of common stock under a share loan that will be returned to us upon conversion of our outstanding 5.00% convertible senior notes due 2013, but excludes the following shares of common stock:

•	576,800 shares of common stock issuable upon the exercise of stock options outstanding as of October 16, 2009, with a weighted average exercise price of $30.16 per share;

•	582,129 shares of unvested restricted stock issued to directors, officers, employees and consultants;

•	24,000 shares of common stock reserved for future awards under our Amended and Restated Stock Option Plan; and

•	136,166 shares of common stock reserved for future awards under our 2008 Long-Term Incentive Plan.

Price Range of Common Stock and Dividend Policy

Price Range of Common Stock

The high and low sales prices for our common stock as listed on The NASDAQ Global Select Market during the periods described below were as follows:

	High	Low
Year Ended December 31, 2007
First Quarter	$38.38	$28.35
Second Quarter	40.70	30.55
Third Quarter	36.78	30.00
Fourth Quarter	40.04	30.52
Year Ended December 31, 2008
First Quarter	$35.22	$23.65
Second Quarter	76.89	34.09
Third Quarter	88.35	40.74
Fourth Quarter	47.91	16.84
Year Ended December 31, 2009
First Quarter	$30.49	$5.96
Second Quarter	19.10	5.57
Third Quarter	16.61	8.38
Fourth Quarter (through October 16, 2009)	18.77	13.41

As of October 16, 2009, there were 71 record owners of our common stock (excluding holders of unvested restricted stock) and an estimated 10,000 beneficial owners of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our shares of common stock and do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future. Currently, we intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our operating results, financial condition, current and anticipated cash needs and other factors our board of directors may deem relevant. The declaration and payment of dividends is currently prohibited under the terms of our revolving bank credit facility and senior secured note agreement and may be similarly restricted in the future.

Management and Key Personnel

Our current executive officers and certain other key personnel are named below:

Name	Age	Position
Ken L. Kenworthy, Jr.	53	Chief Executive Officer
Michael J. Rohleder	53	President
James A. Merrill	41	Chief Financial Officer, Secretary and Treasurer
Gary D. Jackson	57	Vice President, Land
Richard Q. Hart, Jr.	52	Vice President, Operations
Timothy L. Benton	52	Vice President, Geosciences
Harry C. Stahel, Jr.	45	Vice President, Finance

Ken L. Kenworthy, Jr. is a co-founder of GMX and has been Chairman and Chief Executive Officer since the Company’s inception in 1998. He also served as the President of GMX until June 1, 2009, when Michael J. Rohleder was appointed to that position. Prior to the founding of GMX in 1982, he founded OEXCO Inc., a privately held oil and gas company, which he managed until 1995 when the company was sold. From 1995 until he founded GMX in 1998, Mr. Kenworthy, Jr. was a private investor. From 1980 to 1984, he was a partner in Hunt-Kenworthy Exploration that was formed to share drilling and exploration opportunities in different geological regions. Prior to 1980, he held various geology positions with Lone Star Exploration (also known as Ensearch Exploration), Cities Service Gas Co., Nova Energy, and Berry Petroleum Corporation. He also served as a director of Nichols Hills Bank, a commercial bank in Oklahoma City, Oklahoma for ten years before it was sold in 1996 to what is now Bank of America. He has been a member of the American Association of Petroleum Geologists for 33 years.

Michael J. Rohleder became our President on June 1, 2009. Prior to being named to such position, Mr. Rohleder had served as our Executive Vice President, Corporate Development and Investor Relations since March 2008. Mr. Rohleder has been employed by the Company since January 2008. Prior to joining the Company, Mr. Rohleder served as the Sr. Vice President of Worldwide Sales and Marketing for ON Semiconductor, a semiconductor manufacturer (formerly the Motorola Semiconductor Components Division). From 1991 to 1999, he was CEO of MEMEC North America, which was a division of VEBA AG.

James A. Merrill became our Chief Financial Officer, Secretary and Treasurer in February 2008. Prior to being named to such positions, Mr. Merrill was employed by the Company as its Controller, a position he had held since joining the Company in August 2006. Prior to such time, Mr. Merrill was Controller of National American Insurance Company from 1998 to 2006. National American is a privately-held multi-state property and casualty insurer based in Chandler, Oklahoma, which had net written premiums of $65 million in 2006. Prior to that time, Mr. Merrill was employed by Deloitte & Touche LLP. Mr. Merrill is a certified public accountant and has bachelor’s degrees in finance and accounting from the University of Oklahoma.

Gary D. Jackson became our Vice President, Land in 2005. During 2004 and 2005 prior to joining the Company, he was an independent petroleum landman, performing and directing contract land services for other oil and gas companies for CLS Group, Edmond, Oklahoma. Prior to that time, he was President of SAI Consulting, which provided professional services for oil and gas and natural resources asset acquisition and management.

Richard Q. Hart, Jr. became our Vice President, Operations in February 2008. Prior to such appointment, Mr. Hart was our Operations Manager, a position he held beginning in January 2004. Mr. Hart has been employed by us since March 2003 and has been directly responsible for setting up and running our subsidiary Diamond Blue, which owns and operates three drilling rigs, and the cost control and execution of our drilling, completion and production activities. Prior to 2003, Mr. Hart was Vice President of Operations for Focus Energy. He has a Bachelor of Science in petroleum engineering from the University of Oklahoma.

Timothy L. Benton became our Vice President, Geosciences on June 1, 2009. Prior to such appointment, Mr. Benton had been responsible for the engineering and geological characterization work relating to our assets since 2005. Before joining GMX, Mr. Benton worked in reservoir, completion and production positions with Gulf Oil Corporation, Texas Pacific Oil Company, Long, Atteberry & Associates and as an independent consultant. Mr. Benton is a Registered Professional Engineer in the State of Oklahoma. Mr. Benton has a Bachelor of Science in petroleum engineering from the University of Oklahoma.

Harry C. Stahel, Jr. became our Vice President, Finance in June 2009. Prior to joining the Company, Mr. Stahel was Director of Business Development Finance for Enogex LLC (a gas gathering and transportation company owned by OGE Energy Corp.) since 2003. From 1991 to 2003, Mr. Stahel served in many roles at Aquila Inc. including Director of Finance in London, and Director of Finance working on domestic business projects. Prior to that time, Mr. Stahel spent five years in public accounting and is a certified public accountant. Mr. Stahel received his bachelor’s degree in finance from Washington and Lee University.

Description of Capital Stock

Common Stock

We are currently authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share.

As of October 16, 2009, there were 24,263,791 shares of our common stock issued and outstanding. Holders of common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor. Under the terms of our revolving bank credit facility, we may not pay dividends on shares of our common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of our preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. We have designated 25,000 of such shares as Series A Junior Participating Preferred Stock in connection with our Rights Plan.

We have also designated 3,000,000 of such shares as 9.25% Series B Cumulative Preferred Stock (“Series B Preferred Stock”), of which 2,000,000 shares are issued and outstanding. The Series B Preferred Stock has a dividend preference of $2.3125 per share per year, for a total of $4,625,000, which must be satisfied before we may pay any dividends on any junior securities, including our common stock. The Series B Preferred Stock also has a liquidation preference entitling the holders thereof to receive the $25 stated value per share of Series B Preferred Stock, or a total of $50 million, plus all accrued and unpaid dividends prior to any funds being available for distribution in liquidation to the holders of our junior securities, including our common stock. We may redeem the Series B Preferred Stock at our option after September 30, 2011, and we are required to redeem the Series B Preferred Stock upon any change of control involving our Company other than to a qualifying public company or upon any change in our management that results in Ken L. Kenworthy, Jr. no longer serving as our Chief Executive Officer. The holders of Series B Preferred Stock have voting rights in certain limited circumstances.

The board of directors is authorized, without any further action by shareholders, to determine the rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation, Bylaws and Oklahoma Law

Special Meetings

Our bylaws provide that special meetings of our shareholders may be called only by the Chairman of the Board, the President or a majority of the members of the board of directors. This provision may make it more difficult for shareholders to take actions opposed by the board of directors.

Shareholder Consents

Our bylaws provide that any action required to be taken or which may be taken by holders of our common stock may be effected by a written consent signed by all shareholders. The provisions of our certificate of incorporation and bylaws requiring shareholder action by unanimous written consent could prevent holders of a majority of our common stock from using the written consent procedure to take shareholder action.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at an annual meeting of shareholders, not later than 90 days nor more than 150 days in advance of the annual meeting of shareholders of the company and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not later than the fifteenth day following the day on which notice of the special meeting is first mailed to shareholders. With respect to other business to be brought before an annual meeting of shareholders, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not later than 90 days nor more than 150 days in advance of the annual meeting of shareholders of the company. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The Oklahoma General Corporation Act (“OGCA”) provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but Unissued Shares

Our amended and restated certificate of incorporation provides that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by the NASDAQ. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Amendment of Bylaws

Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws do not permit shareholders to amend the bylaws.

Oklahoma Business Combination Statute

Under the terms of our certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Section 1090.3 of the OGCA. In general this section prevents an “interested shareholder” from engaging in a “business combination” with us for three years following the date the person became an interested shareholder, unless:

•

prior to the date the person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power at the time the transaction commenced, excluding stock held by our directors who are also officers and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

An “interested shareholder” is defined, generally, as any person that owns stock having 15% or more of all of our voting power, any person that is an affiliate or associate of us and owned stock having 15% or more of all of our voting power at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

A “business combination” includes:

•	any merger or consolidation involving us and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to an interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series or voting power owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through us; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the OGCA.

Because we have opted out of this Oklahoma anti-takeover law, any interested shareholder could pursue a business combination transaction that is not approved by our board of directors.

Oklahoma Control Share Statute

Under the terms of our certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Sections 1145 through 1155 of the OGCA, Oklahoma’s control share acquisition statute. In general, Section 1145 of the OGCA defines “control shares” as our issued and outstanding shares that, in the absence of the Oklahoma control share statute, would have voting power, when added to all of our other shares that are owned, directly or beneficially, by an acquiring person or over which the acquiring person has the ability to exercise voting power, that would entitle the acquiring person, immediately after the acquisition of the shares, to exercise, or direct the exercise of, such voting power in the election of directors within any of the following ranges of voting power:

•	one-fifth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority of all voting power.

A “control share acquisition” means the acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, “control shares.” After a control share acquisition occurs, the acquiring person is subject to limitations on the ability to vote such control shares. Specifically, Section 1149 of the OGCA provides that under most control share acquisition scenarios, “the voting power of control shares having voting power of one-fifth or more of all voting power is reduced to zero unless the shareholders of the issuing public corporation approve a resolution according the shares the same voting rights as they had before they became control shares.” Section 1153 of the OGCA provides the procedures for obtaining shareholder consent of a resolution of an “acquiring person” to determine the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition.

Because we have opted out of the Oklahoma control share statute, any shareholder holding control shares will have the right to vote his or its shares in full in the election of directors.

Rights Plan

In May 2005, our shareholders approved the principal terms of a rights plan (the “Rights Plan”), we entered into a rights agreement with UMB Bank, n.a. and we declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock. The Rights trade with, and are inseparable from, our common stock. The Rights are evidenced only by the certificates that represent shares of common stock. New Rights accompany any new shares of common stock issued after May 31, 2005. Computershare Trust Company, N.A. is the successor rights agent to UMB Bank, n.a. under the Rights Plan.

The Rights Plan is designed to ensure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to deter potential abusive tactics to gain control of the Company without paying a fair price to all of our shareholders. The Rights are intended to enable all of our shareholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire us to negotiate with the board of directors prior to attempting a takeover.

The Rights generally will be exercisable only if a person or group acquires 20% or more of our common stock or commences a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the common stock. However, Ken L. Kenworthy, Jr., our Chief Executive Officer, and his wife, Karen M. Kenworthy, who collectively currently own approximately 4.73% of our outstanding common stock, will not render the Rights exercisable unless they collectively own more than 30% of our common stock.

If a person or group acquires 20% or more of our outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, which is initially $65.00, a number of shares of our common stock having a market value of twice such price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired 20% or more of our outstanding common stock, each Right will entitle its holder to purchase, at the Right’s then-current exercise price, a number of shares of the acquiring company’s common stock having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights.

Prior to the acquisition by a person or group of beneficial ownership of 20% or more of our common stock, the Rights are redeemable for one cent per Right at the option of our board of directors. The Rights expire on June 1, 2015.

The terms of the Rights Plan may be amended, or the Rights Plan may be terminated, by our board of directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our board of directors may not terminate the Rights Plan or amend the Rights Plan in a way that adversely affects holders of the Rights.

The Convertible Notes Offering

Concurrently with this offering of common stock, we are offering $70 million aggregate principal amount of our         % convertible senior notes due 2015 ($80.5 million aggregate principal amount if the underwriters exercise their over-allotment option in full). Both of the underwriters of this offering of common stock, Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc., will be underwriters in that convertible senior notes offering. We have granted to the underwriters an option to purchase a maximum of $10.5 million aggregate principal amount of notes to cover over-allotments for 30 days. We expect the net proceeds to us from that offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, to be approximately $67.0 million ($77.0 million if the underwriters exercise their over-allotment option in full), which, together with the proceeds from this offering of common stock, we intend to use to repay a portion of the outstanding indebtedness under our revolving bank credit facility and to repay all of our outstanding senior secured notes.

The closing of our firm commitment underwritten public offering of our         % convertible senior notes due 2015 is expected to occur simultaneously with the closing of this offering of common stock. The offerings are not contingent on each other.

Certain United States Federal Income and

Estate Tax Considerations for Non-U.S. Holders

The following is a summary of the material United States federal income and estate tax consequences that apply to non-U.S. holders (as defined below) of shares of our common stock. Except where noted, this summary deals only with a share of common stock held as a capital asset (generally, property held for investment) and does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws, including if you are:

•	a dealer in securities;

•	a financial institution;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person who is an investor in a pass-through entity;

•	a controlled foreign corporation;

•	a passive foreign investment company;

•	a partnership or other entity classified as a partnership for United States federal income tax purposes; or

•	a United States expatriate, a former U.S. citizen or a long-term resident of the United States.

The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different than those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances (including state, local or foreign tax considerations).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of common stock that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a share of common stock (other than a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If an entity classified as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding common stock, we urge you to consult your own tax advisors.

We have not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of shares of our common stock or that any such position would not be sustained. If you are considering buying our common stock, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the purchase, ownership and disposal of our common stock and the application of the U.S. federal income tax laws to your particular situation.

Dividends

We do not intend to declare or pay any dividends on our common stock in the foreseeable future. Any dividends paid to a non-U.S. holder with respect to its shares of our common stock will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). If a non-U.S. holder is subject to withholding tax under such circumstances, the non-U.S. holder should consult its own tax advisor as to whether the non-U.S. holder can obtain a refund for all or a portion of the withholding tax. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. However, dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax described above, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Such a non-U.S. holder will be required to provide a properly executed IRS Form W-8ECI in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a non-U.S. holder that is a non-U.S. corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

Sale, Exchange or Other Disposition of Shares of Common Stock

A non-U.S. holder will recognize gain or loss on the sale, exchange, redemption or other taxable disposition of shares of our common stock. Nevertheless, subject to the discussion below concerning backup withholding, gain realized by a non-U.S. holder generally will not be subject to United States federal income tax unless:

•

that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”), for United States federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of “United States real property interests”).

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange, redemption or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption or other taxable disposition, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a foreign corporation that falls under the first bullet point above, you will be subject to tax on your net gain in the same manner as if you were a United States person as defined under the Code and, in addition, you may, under certain circumstances, be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to the third bullet point above, we believe that we currently are, and expect to be for the foreseeable future, a USRPHC. However, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will not recognize taxable gain on a sale of our common stock under the third bullet point above unless the non-U.S. holder actually or constructively owns more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for the common stock. If our common stock was not considered to be “regularly traded on an established securities market,” each non-U.S. holder would be subject to U.S. federal income tax on any gain recognized on the disposition of all or a portion of its common stock and would be required to file a U.S. federal income tax return. If any gain is taxable because we are or were a USRPHC, the buyer of our common stock may, under certain circumstances, be required to withhold a tax equal to 10% of the amount realized on the sale. If a non-U.S. holder is subject to withholding under such circumstances, the non-U.S. holder should consult its tax advisor as to whether the non-U.S. holder can obtain a refund or credit for all or a portion of the withheld amounts.

United States Federal Estate Tax

Shares of common stock held by individual non-U.S. holders or an entity the property of which is potentially includible in such an individual’s gross estate for United States federal estate tax purposes at the time of the individual’s death will be treated as U.S. situs property subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to each non-U.S. holder the amount of dividends paid to the non-U.S. holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends provided that we do not have actual knowledge or reason to know that the non-U.S. holder is a United States person, as defined under the Code, the non-U.S. holder provides its name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalties of perjury, that it is not a United States person, or the non-U.S. holder otherwise establishes an exemption.

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of shares of common stock, if the payor receives the statement described in the immediately preceding paragraph and does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, as defined under the Code, or the non-U.S. holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability, and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

The foregoing discussion is for general information only and should not be viewed as tax advice. Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the United States federal income tax and estate tax laws to their particular situations and the applicability and effect of state, local or foreign tax laws and tax treaties.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated October     , 2009, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
Capital One Southcoast, Inc.
Howard Weil Incorporated
Pritchard Capital Partners, LLC

Total	5,750,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 862,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $             per share. After the initial public offering, the representative may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, except issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options and the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. Notwithstanding the above, each of our four non-employee directors may sell up to 1,000 shares of our common stock during the “lock-up” period. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $250,000.

The shares of common stock have been approved for listing on The NASDAQ Global Select Market under the symbol “GMXR.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Capital One, National Association, an affiliate of Capital One Southcoast, Inc., acts as administrative agent, arranger, bookrunner and lender under our revolving bank credit facility, and will receive a portion of the proceeds from this offering as a result of our repayment of the outstanding indebtedness under our revolving bank credit facility. As the amount that would be received by Capital One, National Association would represent more than five percent of the net proceeds of this offering, Capital One Southcoast, Inc. may be deemed to have a “conflict of interest” with us under NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc.

Certain of the underwriters, including Jefferies & Company, Inc., and their respective affiliates have, from time to time, performed, and may in the future perform investment banking, financial advisory and lending services for us and our affiliates for which they will receive customary fees and expenses.

In connection with our February 2008 offering of 5.00% convertible senior notes due 2013, we also entered into a share lending agreement with an affiliate (the “share borrower”) of Jefferies & Company, Inc. pursuant to which we agreed to lend up to 3,846,150 shares of our common stock to the share borrower, of which 2,140,000 shares of our common stock were sold in February 2008 in a fixed price offering and up to 1,706,150 additional shares of our common stock may be sold in at-the-market offerings following the fixed price offering, both of which offerings are registered under the Securities Act. In February 2008, we loaned 600,000 of the at-the-market shares; in March 2008, we loaned an additional 500,000 of the at-the-market shares; and in June 2008, we loaned another 200,000 of the at-the-market shares. In September 2009, the share borrower returned to us 300,000 of the borrowed shares which were subsequently retired. To the extent we lend any additional shares to the share borrower, the share borrower will sell those additional shares to the public in an offering registered under the Securities Act.

Jefferies & Company, Inc. informed us that it, or its affiliates, used the short position created by the sale of our common stock in the fixed price offering to facilitate transactions by which investors in our 5.00% convertible senior notes due 2013 may hedge their investment through privately negotiated derivative transactions (the “share loan hedges”). The share loan hedges are expected to unwind during an applicable observation period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013 and to terminate on the last trading day of such observation period. During any period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013, the share borrower, or its affiliates, and its counterparties to share loan hedges may engage in sales and purchases of our common stock in connection with the hedging of their investment in our 5.00% convertible senior notes due 2013.

NOTICE TO EUROPEAN ECONOMIC AREA RESIDENTS

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, an offer of shares of common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining prior consent of the manager for any such offer;

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression “an offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in the Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO UNITED KINGDOM RESIDENTS

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) has only been communicated or cause to be communicated and will only be communicated or caused to be communicated in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom. This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together, we refer to as relevant persons). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Legal Matters

The validity of the shares of our common stock offered hereby and certain other legal matters relating to this offering will be passed upon for us by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma. Certain legal matters related to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

Our consolidated financial statements as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008, respectively, incorporated by reference in this prospectus supplement have been audited by Smith, Carney & Co., p.c., an independent registered public accounting firm, as stated in its report appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The historical reserve information as of December 31, 2008, prepared by MHA Petroleum Consultants, Inc., referred to in this prospectus supplement has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

Certain Technical Terms

The terms whose meanings are explained in this section are used throughout this document:

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

BBtu. Billion Btus.

Bcf. Billion cubic feet.

Bcfe. Billion cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

Btu. British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Location. A location on which a development well can be drilled.

Development Well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

Drilling Unit. An area specified by governmental regulations or orders or by voluntary agreement for the drilling of a well to a specified formation or formations which may combine several smaller tracts or subdivides a large tract, and within which there is usually some right to share in production or expense by agreement or by operation of law.

Dry Hole. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Estimated Future Net Revenues. Estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development costs, and future abandonment costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization.

Exploratory Well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Finding and Development Costs. The total costs incurred for exploration and development activities (excluding exploratory drilling in progress and drilling inventories), divided by total proved reserve additions. To the extent any portion of the proved reserve additions consist of proved undeveloped reserves, additional costs would have to be incurred in order for such proved undeveloped reserves to be produced. This measure may differ from the measure used by other oil and natural gas companies.

Frac Stages. The various stages of fracture stimulation treatments on a lateral well.

Gross Acre. An acre in which a working interest is owned.

Gross Well. A well in which a working interest is owned.

Infill Drilling. Drilling for the development and production of proved undeveloped reserves that lie within an area bounded by producing wells.

Injection Well. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field or productive horizons.

IP Rates. The highest 24-hour rate of production for a single well.

Lease Operating Expense. All direct costs associated with and necessary to operate a producing property.

MBbls. Thousand barrels.

MBtu. Thousand Btus.

Mcf. Thousand cubic feet.

Mcfe. Thousand cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

Mcfpd. Thousand cubic feet per day.

MMBbls. Million barrels.

MMBtu. Million Btus.

MMcf. Million cubic feet.

MMcfe. Million cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

Natural Gas Liquids. Liquid hydrocarbons which have been extracted from natural gas (e.g., ethane, propane, butane and natural gasoline).

Net Acres or Net Wells. The sum of the fractional working interests owned in gross acres or gross wells.

NYMEX. New York Mercantile Exchange.

Operator. The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease, usually pursuant to the terms of a joint operating agreement among the various parties owning the working interest in the well.

Present Value. When used with respect to oil and natural gas reserves, present value means the Estimated Future Net Revenues discounted using an annual discount rate of 10%.

Productive Well. A well that is producing oil or gas or that is capable of production.

Proved Developed Reserves. Proved reserves are expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by pilot project or after the operation of an installed program as confirmed through production response that increased recovery will be achieved.

Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions; i.e., prices and costs as of the date the estimate is made. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Proved Undeveloped Reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances can estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Royalty. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale), but generally does not require the owners to pay any portion of the costs of drilling or operating wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of a leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with the transfer to a subsequent owner.

Secondary Recovery. An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and water flooding are examples of this technique.

Undeveloped Acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Waterflood. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

Working Interest. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

Workover. To carry out remedial operations on a productive well with the intention of restoring or increasing production.

GMX RESOURCES INC.

$500,000,000

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

Guarantees

Units

We may offer and sell the securities listed above from time to time in one or more offerings in one or more classes or series. Any debt securities we issue under this prospectus may be guaranteed by one or more of our subsidiaries.

The aggregate initial offering price of the securities that we will offer will not exceed $500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. The securities may be offered separately or together in any combination or as a separate series.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantees by our subsidiaries. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

We may sell these securities directly or through agents, underwriters or dealers, or through a combination of these methods. See “Plan of Distribution.” The prospectus supplement will list any agents, underwriters or dealers that may be involved and the compensation they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling the securities being offered, after the expenses of the offering. You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

Investing in our securities involves risks. You should read this prospectus and any prospectus supplement carefully before you invest, including the “Risk Factors” beginning on page 4 of this prospectus.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “GMXR.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 25, 2008

You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “GMX,” “we” or “our” are to GMX Resources Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. Also, using our website, http://www.gmxresources.com, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is 9400 North Broadway, Suite 600, Oklahoma City, OK 73114, (405) 600-0711.

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can get a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

INCORPORATION BY REFERENCE

The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents we filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 14, 2008;

•	our Current Report on Form 8-K filed with the SEC on April 7, 2008;

•	our Current Report on Form 8-K filed with the SEC on March 5, 2008;

•	our Current Report on Form 8-K filed with the SEC on February 15, 2008;

•	our Current Report on Form 8-K filed with the SEC on February 11, 2008;

•	our Current Report on Forms 8-K and 8-K/A filed with the SEC on February 1, 2008;

•	our Current Report on Form 8-K filed with the SEC on January 25, 2008;

•	our Current Report on Form 8-K filed with the SEC on January 23, 2008;

•	our Current Report on Form 8-K filed with the SEC on January 8, 2008;

•

the description of our common stock and preferred stock purchase rights contained in our Registration Statements on Forms 8-A12G, filed with the SEC on February 8, 2001 (as amended on February 13, 2001, May 18, 2005 and February 21, 2008), including any amendments or reports filed for the purpose of updating such description; and

•

the description of our Series B Preferred Stock contained in our Registration Statement on Form 8-A12B filed with the SEC on August 8, 2006, including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this prospectus and does not constitute a part hereof.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that we elect to furnish, but not file, or furnish, but do not file, with the SEC in accordance with SEC rules and regulations) subsequent to the date of this prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus at no cost to the requestor. Inquiries should be directed to: Michael Rohleder, Vice-President, Corporate Development and Investor Relations, 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, (405) 600-0711.

FORWARD-LOOKING STATEMENTS

All statements made in this prospectus other than purely historical information are “forwardlooking statements” within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward-looking statements include statements regarding future plans and objectives, future exploration and development expenditures and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and natural gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this prospectus are subject to all the risks and uncertainties that are described in this document. We may also make material acquisitions or divestitures or enter into financing transactions. None of these events can be predicted with certainty and are not taken into consideration in the forward-looking statements.

For all of these reasons, actual results may vary materially from the forward-looking statements, and we cannot assure you that the assumptions used are necessarily the most likely. We will not necessarily update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made except as may be required by federal securities laws.

There are a number of risks that may affect our future operating results and financial condition. These are described below, beginning on page 4.

THE COMPANY

GMX Resources Inc. is a “pure play” independent oil and natural gas exploration and production company focused on the development of unconventional Cotton Valley natural gas sands in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas.

Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma, 73114 and our telephone number is (405) 600-0711.

RISK FACTORS

Your investment in our securities involves risks. You should carefully consider, in addition to the other information contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement, the risks described below before deciding whether an investment in our securities is appropriate for you.

The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to GMX

The loss of our President or other key personnel could adversely affect us.

We depend to a large extent on the efforts and continued employment of Ken L. Kenworthy, Jr., our President and Chief Executive Officer. The loss of his services could adversely affect our business. In addition, if Mr. Kenworthy resigns or we terminate him as our president, we would be in default under our revolving bank credit facility, and we would also be required to offer to repurchase all of our secured notes and outstanding Series B Preferred Stock. If Mr. Kenworthy dies or becomes disabled, we would be required to offer to repurchase all of our outstanding Series B Preferred Stock, and unless we appoint a successor acceptable to our secured creditors within four months of Mr. Kenworthy’s death or disability, we would also be in default under our revolving bank credit facility and required to offer to repurchase all of our secured notes.

Our wells produce oil and natural gas at a relatively slow rate.

We expect that our existing wells and other wells that we plan to drill on our existing properties will produce the oil and natural gas constituting the reserves associated with those wells over a period of between 15 and 70 years. By contrast, natural gas wells located in other areas of the United States, such as offshore Gulf coast wells, may produce all of their reserves in a shorter period, for example, four to seven years. Because of the relatively slow rates of production of our wells, our reserves will be affected by long term changes in oil or gas prices or both, and we will be limited in our ability to anticipate any price declines by increasing rates of production. We may hedge our reserve position by selling oil and natural gas forward for limited periods of time, but we do not anticipate that, in declining markets, the price of any such forward sales will be attractive.

Our future performance depends upon our ability to obtain capital to find or acquire additional oil and natural gas reserves that are economically recoverable.

Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. The business of exploring for, developing or acquiring reserves is capital intensive. Our ability to make the necessary capital investment to maintain or expand our oil and natural gas reserves is limited by our relatively small size. Further, our East Texas joint development partner, Penn Virginia Oil & Gas, L.P., may propose drilling that would require more capital than we have available from cash flow from operations or our revolving bank credit facility.

In such case, we would be required to seek additional sources of financing or limit our participation in the additional drilling. In addition, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reserves will be encountered.

We have not paid dividends and do not anticipate paying any dividends on our common stock in the foreseeable future.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends on our common stock will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and other factors. The declaration and payment of any future dividends on our common stock is currently prohibited by our revolving bank credit facility and secured note agreement and may be similarly restricted in the future.

Hedging our production may result in losses or limit potential gains.

We enter into hedging arrangements to limit our risk to decreases in commodity prices and as required under our secured note agreement. Hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

•	production is less than expected;

•	the counter-party to the hedging contract defaults on its contact obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas. If we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and natural gas prices than our competitors, who may or may not engage in hedging arrangements.

Our revolving bank credit facility and secured note agreement contain certain covenants that may inhibit our ability to make certain investments, incur additional indebtedness and engage in certain other transactions, which could adversely affect our ability to meet our future goals. If our revolving bank credit facility or our secured note agreement were to be accelerated, we may not have sufficient liquidity to repay our indebtedness in full.

Our revolving bank credit facility and secured note agreement each include certain covenants that, among other things, restrict:

•	our investments, loans and advances and the paying of dividends on common stock and other restricted payments;

•	our incurrence of additional indebtedness;

•	the granting of liens, other than liens created pursuant to the credit facility and certain permitted liens;

•	mergers, consolidations and sales of all or substantial part of our business or properties; and

•	the hedging, forward sale or swap of our production of crude oil or natural gas or other commodities.

Our revolving bank credit facility and secured note agreement require us to maintain certain financial ratios, such as leverage ratios. All of these restrictive covenants may restrict our ability to expend or pursue our business strategies. Our ability to comply with these and other provisions of our credit facility and secured note agreement may be impacted by changes in economic or business conditions, results of operations or events beyond our control. The breach of any of these covenants could result in a default under our credit facility and secured note agreement, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under our revolving bank credit facility and secured note agreement, together with accrued interest, to be due and payable. If we were unable to repay such borrowings or interest, our lenders could proceed against their collateral. If the indebtedness under our revolving bank credit facility or secured note agreement were to be accelerated, our convertible senior notes due 2013 would also be accelerated and we may not have sufficient liquidity to repay our indebtedness in full.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business and stock price.

We have evaluated our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We have performed the system and process evaluation and testing required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As of December 31, 2006, we were required to comply with Section 404. Upon completion of this process, we did not identify control deficiencies under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. Failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

Delays in development or production curtailment affecting our material properties may adversely affect our financial position and results of operations.

The size of our operations and our capital expenditure budget limits the number of wells that we can develop in any given year. Complications in the development of any single material well may result in a material adverse affect on our financial condition and results of operations. If we were to experience operational problems resulting in the curtailment of production in a material number of our wells, our total production levels would be adversely affected, which would have a material adverse affect on our financial condition and results of operations.

A majority of our production, revenue and cash flow from operating activities is derived from assets that are concentrated in a geographic area.

Approximately 99% of our estimated proved reserves at December 31, 2007 and a similar percentage of our production during 2007 were associated with our East Texas wells. Accordingly, if the level of production from these properties substantially declines, it could have a material adverse effect on our overall production level and our revenue.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have an adverse effect on the market price of our equity securities.

Risks Related to the Oil and Natural Gas Industry

A substantial decrease in oil and natural gas prices would have a material impact on us.

Oil and natural gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow. Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and natural gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow under our revolving bank credit facility is subject to periodic redeterminations based on the valuation by our banks of our oil and natural gas reserves, which will depend on oil and natural gas prices used by our banks at the time of determination. In addition, we may have full-cost ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil and natural gas producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and natural gas prices do not necessarily move in tandem. Because approximately 94% of our reserves at December 31, 2007 are natural gas reserves, we are more affected by movements in natural gas prices.

We may encounter difficulty in obtaining equipment and services.

Higher oil and natural gas prices and increased oil and natural gas drilling activity generally stimulate increased demand and result in increased prices and unavailability for drilling rigs, crews, associated supplies, equipment and services. While we have recently been successful in acquiring or contracting for services, we could experience difficulty obtaining drilling rigs, crews, associated supplies, equipment and services in the future. These shortages could also result in increased costs or delays in timing of anticipated development or cause interests in oil and natural gas leases to lapse. We cannot be certain that we will be able to implement our drilling plans or at costs that will be as estimated or acceptable to us.

Estimates of proved natural gas and oil reserves and present value of proved reserves are not precise.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The reserve data included in this report represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

Quantities of proved reserves are estimated based on economic conditions, including oil and natural gas prices in existence at the date of assessment. A reduction in oil and natural gas prices not only would reduce the value of any proved reserves, but also might reduce the amount of oil and natural gas that could be economically produced, thereby reducing the quantity of reserves. Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, results of future development, operating and development costs, and other factors. Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

At December 31, 2007, approximately 64% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures of $555.7 million to develop these reserves, including $154.1 million in 2008. However, these estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

We may incur write-downs of the net book values of our oil and natural gas properties that would adversely affect our shareholders’ equity and earnings.

The full cost method of accounting, which we follow, requires that we periodically compare the net book value of our oil and natural gas properties, less related deferred income taxes, to a calculated “ceiling.” The ceiling is the estimated after-tax present value of the future net revenues from proved reserves using a 10% annual discount rate and using constant prices and costs. Any excess of net book value of oil and natural gas properties is written off as an expense and may not be reversed in subsequent periods even though higher oil and natural gas prices may have increased the ceiling in these future periods. A write-off constitutes a charge to earnings and reduces shareholders’ equity, but does not impact our cash flows from operating activities. Future write-offs may occur which would have a material adverse effect on our net income in the period taken, but would not affect our cash flows. Even though such write-offs do not affect cash flow, they can be expected to have an adverse effect on the price of our publicly traded securities.

Operational risks in our business are numerous and could materially impact us.

Our operations involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed or canceled as a result of numerous factors, including:

•	the presence of unanticipated pressure or irregularities in formations;

•	accidents;

•	title problems;

•	weather conditions;

•	compliance with governmental requirements;

•	shortages or delays in the delivery of equipment;

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties; and

•	other losses resulting in suspension of our operations.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above with a general liability and commercial umbrella policy. We do not maintain insurance for damages arising out of exposure to radioactive material. Even in the case of risks against which we are insured, our policies are subject to limitations and exceptions that could cause us to be unprotected against some or all of the risk. The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations.

Governmental regulations could adversely affect our business.

Our business is subject to certain federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These laws and regulations have increased the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

Environmental liabilities could adversely affect our business.

In the event of a release of oil, natural gas or other pollutants from our operations into the environment, we could incur liability for any and all consequences of such release, including personal injuries, property damage, cleanup costs and governmental fines. We could potentially discharge these materials into the environment in several ways, including:

•	from a well or drilling equipment at a drill site;

•	leakage from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and natural gas wells resulting from accidents during normal operations; and

•	blowouts, cratering and explosions.

In addition, because we may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators.

Additional liabilities could also arise from continuing violations or contamination that we have not yet discovered relating to the acquired properties or our other properties.

To the extent we incur any environmental liabilities, it could adversely affect our results of operations or financial condition.

Competition in the oil and natural gas industry is intense, and we are smaller than many of our competitors.

We compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Risks Related to Our Common Stock

Shares eligible for future sale may depress our stock price.

As of March 10, 2008, we had 16,019,136 shares of common stock outstanding of which 2,395,953 shares were held by affiliates (in addition, 574,000 shares of common stock were subject to outstanding options granted under our stock option plan of which 114,500 shares were vested as of December 31, 2007). All of the shares of common stock held by our affiliates are restricted or control securities eligible for resale under Rule 144 promulgated under the Securities Act. The shares of our common stock issuable upon exercise of the stock options have been registered under the Securities Act. In addition, we have agreed to register for public offering up to 3,846,150 shares of our common stock that may be borrowed under the share lending agreement entered into in February 2008 concurrently with the pricing of the convertible senior notes due 2013. Shares that we lend under the share lending agreement may be returned to us by the share borrower and reborrowed during the term of the share lending agreement. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

The price of our common stock has been volatile and could continue to fluctuate substantially.

Our common stock is traded on The NASDAQ Global Select Market. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

•	fluctuations in commodity prices;

•	variations in results of operations;

•	legislative or regulatory changes;

•	general trends in the industry;

•	market conditions; and

•	analysts’ estimates and other events in the natural gas and crude oil industry.

Future issuance of additional shares of our common stock could cause dilution of ownership interests and adversely affect our stock price.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our shareholders. We are currently authorized to issue 50,000,000 shares of common stock on such terms as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our preferred stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

The issuance of our common stock pursuant to a share lending agreement, including sales of the shares that we will lend, and other market activity related to the share lending agreement may lower the market price of our common stock.

In connection with our offering of convertible senior notes in February 2008, we entered into a share lending agreement with an affiliate (the “share borrower”) of Jefferies & Company, Inc., one of the initial purchasers of the notes. We agreed to lend up to 3,846,150 shares of our common stock to the share borrower, of which 2,140,000 shares of our common stock were sold in February 2008 in a fixed price offering and up to 1,706,150 additional shares of our common stock may be sold in an at-the-market offering following the fixed price offering, both offerings registered under the Securities Act. In February 2008, we loaned 600,000 of the at-the-market shares, and in March 2008, we loaned an additional 500,000 of the at-the-market shares. To the extent we lend any additional shares to the share borrower, the share borrower will sell those additional shares to the public in an offering registered under the Securities Act.

Jefferies & Company, Inc. informed us that it, or its affiliates, used the short position created by the sale of our common stock in the fixed price offering to facilitate transactions by which investors in the notes may hedge their investment in the notes through privately negotiated derivative transactions (the “share loan hedges”). The share loan hedges are expected to unwind during an applicable observation period immediately prior to the maturity, repurchase or conversion of our convertible senior notes and to terminate on the last trading day of such observation period.

The increase in the number of outstanding shares of our common stock issued pursuant to the share lending agreement and sales of the borrowed shares could have a negative effect on the market price of our common stock. The market price of our common stock also could be negatively affected by other short sales of our common stock by purchasers of our convertible senior notes to hedge their investment in the convertible senior notes from time to time. During any period immediately prior to the maturity, repurchase or conversion of our convertible senior notes, the share borrower, or its affiliates, and its counterparties to share loan hedges may engage in sales and purchases of our common stock in connection with the unwinding of the share loan hedges. In addition, during the term of the share loan hedges the counterparties thereto may engage in purchases or sales of shares of our common stock in connection with the hedging of their investment in our convertible senior notes. We cannot predict with certainty the effect, if any, that these future sales and purchases of our common stock will have on the market price of our common stock. However, sales of our common stock during such periods, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our existing preferred stock has greater rights than our common stock, and we may issue additional preferred stock in the future.

We have one series of preferred stock outstanding. Although we have no current plans, arrangements, understandings or agreements to issue any additional preferred stock, our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Our existing preferred stock and any future preferred stock may also rank ahead of our common stock in terms of dividends and liquidation rights. If we issue additional preferred stock, it may adversely affect the market price of our common stock. In addition, the issuance of convertible preferred stock may encourage short selling by market participants because the conversion of convertible preferred stock could depress the price of our common stock.

Our common stock is an unsecured equity interest in our company.

As an equity interest, our common stock is not secured by any of our assets. Therefore, in the event we are liquidated, the holders of our common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of our common stock.

Anti-takeover provisions in our organizational documents, our convertible senior notes, other outstanding debt and Oklahoma law could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our certificate of incorporation, bylaws and Oklahoma law may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	a shareholder rights plan;

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	prohibiting shareholders from amending our bylaws.

In addition, a change in control is an event of default under our revolving bank credit facility, and a change in control also requires us to offer to purchase our senior secured notes, our Series B Preferred Stock and our convertible senior notes.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

USE OF PROCEEDS

Unless we have indicated otherwise in the accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including working capital, repayment or reduction of debt, capital expenditures, and acquisitions of additional oil and gas properties.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein.

	Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings to fixed charges*	2.2	2.6	25.7	13.0	6.9

*	Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of deferred financing fees.

DESCRIPTION OF DEBT SECURITIES

The following description of debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series. The debt securities will be issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together the senior indenture and the subordinated indenture are called indentures.

Because we have included only a summary of the indenture terms, you must read the indentures in full to understand every detail of the terms of the debt securities. The summary is not complete. The forms of the indentures have been filed as exhibits to the registration statement to which this prospectus relates and you should read the indentures for provisions that may be important to you.

As used in this section of the prospectus and under the caption “Description of Capital Stock,” the terms “we,” “our” and “us” mean GMX Resources Inc. only, and not its subsidiaries.

General

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to certain of our debt, as described in the subordinated securities themselves or under the supplemental indenture under which they are issued.

We conduct some of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred shareholders, except to the extent that we may ourselves be a creditor with recognized and unsubordinated claims against any subsidiary.

If specified in the prospectus supplement, the debt securities will be general obligations of our subsidiaries that execute subsidiary guarantees. Unless otherwise specified in the prospectus supplement, such subsidiary guarantees will be unsecured obligations. See “- Subsidiary Guarantees.”

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

Each prospectus supplement will describe the following terms of the offered debt securities:

•	the title and type of the debt securities;

•	any limit upon the total principal amount of the debt securities;

•	the dates on which the principal and premium (if any) of the debt securities will be payable;

•	the interest rate or rates, or the method of determination thereof, that the debt securities will bear and the interest payment dates for the debt securities;

•	places where payments of the principal, premium, if any, and interest may be made on the debt securities;

•	any optional redemption periods;

•	any subordination and the terms thereof;

•	any sinking fund, amortization or other provisions that would obligate us to redeem, repurchase or repay some or all of the debt securities;

•

if other than US dollars, the currency or currencies, or the form of other securities or property in which principal of (and premium, if any) and/or interest on the debt securities will or may be payable;

•	any index or other method used to determine the amount of payment of principal of (and premium, if any) and/or interest on the debt securities;

•	whether any portion of the principal amount of such debt securities is payable upon declaration of the acceleration of the maturity thereof;

•	any additional means of satisfaction or discharge of the debt securities;

•	whether our subsidiaries will provide guarantees of the debt securities, and the terms of any subordination of such guarantee;

•	whether the debt securities will be secured or unsecured;

•	any deletions, modifications, or additions to the events of default or covenants pertaining to the debt securities or made for the benefit of the holders thereof;

•	whether the debt securities will be convertible or exchangeable and, if so, the provisions regarding convertibility or exchangeability of the debt securities;

•	whether the debt securities will be subject to certain optional interest rate reset provisions;

•	whether the debt securities will be issued as a global debt security and, in that case, the identity of the depository for the debt securities; and

•	any other terms of the debt securities.

Neither of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, bearer, coupon or global form. The prospectus supplement for each series of debt securities will state whether the debt securities will be issued in registered form and whether the debt securities will be in denominations other than $1,000 each or multiples thereof.

Original Issue Discount

One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Subsidiary Guarantees

Our payment obligations under any series of the debt securities may be jointly and severally guaranteed by one or more of our subsidiaries. If a series of debt securities is so guaranteed by any of our subsidiaries, such subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries.

The obligations of each subsidiary under its subsidiary guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect to its obligations under its subsidiary guarantee.

Each indenture may restrict consolidations or mergers with or into a subsidiary guarantor or provide for the release of a subsidiary from a subsidiary guarantee, as set forth in a related prospectus supplement, the applicable indenture, and any applicable related supplemental indenture.

If a series of debt securities is guaranteed by our subsidiaries and is designated as subordinate to our senior debt, then the guarantee by those subsidiaries will be subordinated to their senior debt and will be subordinated to any guarantees by those subsidiaries of our senior debt. See “– Subordination.”

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of any debt specified in the applicable prospectus supplement and supplemental indenture as being senior to the subordinated debt.

Consolidation, Merger or Sale

The indentures generally permit a consolidation or merger between us and another entity. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring entity shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other entity or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we sell all or substantially all of our assets, upon compliance with these provisions, we shall be released from all our liabilities and obligations under any indenture and under the debt securities.

Modification of Indentures

Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Events of Default

Each of the indentures defines an event of default with respect to debt securities of any series as any of the following events:

•	failure to pay interest on any debt security for 30 days after it is due;

•	failure to pay the principal of or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment for 30 days after it is due;

•	failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default included in any indenture or supplemental indenture.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If an event of default occurs and is continuing with respect to all series of debt securities as a result of a failure to perform a covenant applicable to all securities or because of bankruptcy, insolvency or reorganization, the trustee or the holders of at least 25% in aggregate principal amount of all of the debt securities may declare the entire principal of all the debt securities to be due and payable immediately. If either of these events occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series (or of the debt securities of all series, as the case may be) can void the declaration. There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Equal and Ratable Securitization

Neither we nor any restricted subsidiary may secure senior debt securities of any series unless the debt securities of every other series are also equally and ratably secured. The subordinated securities have no such restrictive covenant.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge.

Global Securities

Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (“DTC”) acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

We must also obtain an opinion of counsel to the effect that as a result of the defeasance, holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Meetings

Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 20% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of Oklahoma.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are currently authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share.

Holders of common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor. Under the terms of our revolving credit facility and senior secured notes, we may not pay dividends on shares of our common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of our preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. We have designated 25,000 of such shares as Series A Junior Participating Preferred Stock in connection with our Rights Plan.

We have also designated 3,000,000 of such shares as 9.25% Series B Cumulative Preferred Stock (“9.25% Preferred Stock”), of which 2,000,000 shares are issued and outstanding. The 9.25% Preferred Stock has a dividend preference of $2.3125 per share per year, for a total of $4,625,000, which must be satisfied before we may pay any dividends on any junior securities, including our common stock. The 9.25% Preferred Stock also has a liquidation preference entitling the holders thereof to receive the $25 stated value per share of 9.25% Preferred Stock, or a total of $50 million, plus all accrued and unpaid dividends prior to any funds being available for distribution in liquidation to the holders of our junior securities, including our common stock. We may redeem the 9.25% Preferred Stock at our option after September 30, 2011, and we are required to redeem the 9.25% Preferred Stock upon any change of control involving our Company other than to a qualifying public company or upon certain changes in our management that result in Ken L. Kenworthy, Jr. no longer serving as our Chief Executive Officer. The holders of 9.25% Preferred Stock have voting rights in certain limited circumstances.

The board of directors is authorized, without any further action by shareholders, to determine the rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Depository Shares

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock.

Description of Depository Shares

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us to be the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be issued to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that may be filed as exhibits to the registration statement in the event we issue depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of Depository Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from holders of depositary shares underlying the preferred stock.

Amendment and Termination of the Depository Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of holders of depositary shares will not be effective unless the amendment has been approved by holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to holders of depositary receipts.

Resignation and Removal of the Depository

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

The depositary will forward to holders of depository receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Anti-takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws, Oklahoma Law and our Rights Plan

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at an annual meeting of shareholders, not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not earlier than 90 days prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting is first made. With respect to other business to be brought before an annual meeting of shareholders, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The Oklahoma General Corporation Act (“OGCA”) provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but Unissued Shares

Our amended and restated certificate of incorporation provides that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by the NASDAQ. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Amendment of Bylaws

Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws do not permit shareholders to amend the bylaws.

Oklahoma Business Combination Statute

Under the terms of our amended and restated certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Section 1090.3 of the OGCA. In general this section prevents an “interested shareholder” from engaging in a “business combination” with us for three years following the date the person became an interested shareholder, unless:

•

prior to the date the person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power at the time the transaction commenced, excluding stock held by our directors who are also officers and stock held by certain employee stock plans; or

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on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

An “interested shareholder” is defined, generally, as any person that owns stock having 15% or more of all of our voting power, any person that is an affiliate or associate of us and owned stock having 15% or more of all of our voting power at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

A “business combination” includes:

•	any merger or consolidation involving us and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to an interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series or voting power owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through us; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the OGCA.

Because we have opted out of this Oklahoma anti-takeover law, any interested shareholder could pursue a business combination transaction that is not approved by our board of directors.

Oklahoma Control Share Statute

Under the terms of our certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Sections 1145 through 1155 of the OGCA, Oklahoma’s control share acquisition statute. In general, Section 1145 of the OGCA defines “control shares” as our issued and outstanding shares that, in the absence of the Oklahoma control share statute, would have voting power, when added to all of our other shares that are owned, directly or beneficially, by an acquiring person or over which the acquiring person has the ability to exercise voting power, that would entitle the acquiring person, immediately after the acquisition of the shares to exercise, or direct the exercise of, such voting power in the election of directors within any of the following ranges of voting power:

•	one-fifth (1/5) or more but less than one-third (1/3) of all voting power;

•	one-third (1/3) or more but less than a majority of all voting power; or

•	a majority of all voting power.

A “control share acquisition” means the acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, “control shares.” After a control share acquisition occurs, the acquiring person is subject to limitations on the ability to vote such control shares. Specifically, Section 1149 of the OGCA provides that under most control share acquisition scenarios, “the voting power of control shares having voting power of one-fifth (1/5) or more of all voting power is reduced to zero unless the shareholders of the issuing public corporation approve a resolution according the shares the same voting rights as they had before they became control shares.” Section 1153 of the OGCA provides the procedures for obtaining shareholder consent of a resolution of an “acquiring person” to determine the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition.

Because we have opted out of the Oklahoma control share statute, any shareholder holding control shares will have the right to vote his or its shares in full in the election of directors.

Rights Plan

In May 2005 our shareholders approved the principal terms of a “rights plan,” we entered into a rights agreement with UMB Bank, n.a. and we declared a dividend of one preferred share purchase “right” for each outstanding share of common stock. The rights trade with, and are inseparable from, our common stock. The rights are evidenced only by the certificates that represent shares of common stock. New rights accompany any new shares of common stock issued after May 31, 2005. ComputerShare Limited is the successor rights agent to UMB Bank, n.a. under the rights plan. The rights plan was amended on February 1, 2008, to increase the ownership threshold that causes the rights to be exercisable from 20% to 29%.

The rights plan is designed to ensure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to deter potential abusive tactics to gain control of the Company without paying a fair price to all of our shareholders. The rights are intended to enable all of our shareholders to realize the long-term value of their investment in the Company. The rights will not prevent a takeover, but should encourage anyone seeking to acquire us to negotiate with the board of directors prior to attempting a takeover.

The rights generally will be exercisable only if a person or group acquires 29% or more of our common stock or commences a tender offer, the consummation of which would result in ownership by a person or group of 29% or more of the common stock. However, Ken L. Kenworthy, Jr., our Chief Executive Officer, and his wife, Karen M. Kenworthy, who collectively currently own approximately 11.4% of the Company’s outstanding common stock, will not render the rights exercisable unless they collectively own more than 30% of our common stock.

If a person or group acquires 29% or more of our outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, which is initially $65.00, a number of our common shares having a market value of twice such price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired 29% or more of our outstanding common stock, each Right will entitle its holder to purchase, at the Right’s then-current exercise price, a number of the acquiring company’s common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these rights.

Prior to the acquisition by a person or group of beneficial ownership of 29% or more of our common stock, the rights are redeemable for one cent per Right at the option of the board of directors. The rights expire on June 1, 2015.

The terms of the rights plan may be amended, or the rights plan may be terminated, by our board of directors without the consent of the holders of the rights. After a person or group becomes an Acquiring Person, our board of directors may not terminate the rights plan or amend the rights plan in a way that adversely affects holders of the rights.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number of amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock, shares of preferred stock, depositary shares or warrants or any combination of such securities, including guarantees of any securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

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the terms of the units and of any of the debt securities, common stock, preferred stock, depositary shares, warrants and guarantees comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus (a) through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or (d) through a combination of any such methods of sale. The prospectus supplement relating to any offering of securities may include the following information:

•	the terms of the offer;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sales Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

General Information

Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement. We may indemnify, underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, or make contributions to payments they may be required to make relating to those liabilities. Our underwriters, dealers, and agents, or their affiliates, may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Each series of securities offered by this prospectus may be a new issue of securities with no established trading market. Any underwriters to whom securities offered by this prospectus are sold by us for public offering and sale may make a market in the securities offered by this prospectus, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities offered by this prospectus.

Representatives of the underwriters through whom our securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum.

Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby and certain other legal matters relating to this offering will be passed upon for us by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma. Underwriters, dealers and agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

Our consolidated financial statements as of December 31, 2007 for the three years ended December 31, 2007 incorporated by reference in this registration statement have been audited by Smith, Carney & Co., p.c., an independent registered public accounting firm, as stated in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2007, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The historical reserve information as of December 31, 2007, prepared by MHA Petroleum Consultants, Inc., referred to in this prospectus supplement has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.